                                                                   Exhibit (iii)

Management's Discussion and Analysis of Financial Condition and Results of Operations

Year ended December 31, 2000



Overview

Pitney Bowes Inc. (the company) continues to build on the core activities that support its strong competitive position in integrated mail and document management.

The company operates in three reportable segments: Global Mailing, Enterprise Solutions and Capital Services.

Global Mailing includes worldwide revenues from the rental of postage meters and the sale, rental and financing of mailing equipment, including mail finishing and software-based mail creation equipment, software-based shipping, transportation and logistics systems, and related supplies and services. Enterprise Solutions includes Pitney Bowes Management Services and Document Messaging Technologies. Pitney Bowes Management Services includes revenues from facilities management contracts for advanced mailing, reprographic, document management and other high-value services to enterprises. Document Messaging Technologies includes revenues from the sale, service and financing of high speed, software-enabled production mail systems, sortation equipment, incoming mail systems, electronic statement, billing and payment solutions, and mailing software. Capital Services primarily provides large-ticket financing and fee-based programs covering a broad range of products and other financial services.

On December 11, 2000, the company announced that its Board of Directors approved a formal plan to spin off the company's Office Systems business to stockholders as an independent, publicly-traded company. The transaction is expected to be completed by the end of the third quarter 2001. Operating results of Office Systems have been segregated and reported as discontinued operations in the Consolidated Statements of Income. Prior year results have been reclassified to conform to the current year presentation. See Note 12 to the consolidated financial statements.

On January 14, 2000, the company sold its mortgage servicing business, Atlantic Mortgage & Investment Corporation (AMIC), a wholly-owned subsidiary of the company, to ABN AMRO North America. The Company received approximately $484 million in cash at closing. Accordingly, operating results of AMIC have been segregated and reported as discontinued operations in the Consolidated Statements of Income. Prior year results have been reclassified to conform to the current year presentation. In connection with the sale, the company recorded a loss of approximately $27.6 million (net of taxes of $18.4 million) for the year ended December 31, 1999. The transaction is subject to post-closing adjustments. See Note 12 to the consolidated financial statements.

As part of the company's strategy to reduce the capital committed to asset-based financing, while increasing fee-based income, in 1998 the company sold its broker-oriented small-ticket leasing business to General Electric Capital Corporation (GECC), a subsidiary of General Electric Company. As part of the sale, the operations, employees and substantially all the assets of Colonial Pacific Leasing Corporation (CPLC) were transferred to GECC. The company received approximately $790 million at closing, which approximates the book value of net assets sold or otherwise disposed of and related transaction costs. Accordingly, operating results of CPLC have been segregated and reported as discontinued operations in the Consolidated Statements of Income. In connection with this transaction, the company recorded a gain of approximately $3.7 million (net of taxes of $2.0 million) for the year ended December 31, 1999. This gain resulted from the settlement of post-closing adjustments in 1999 related to the sale, offset by the cost of settlement with regard to a dispute with GECC over certain assets that were included in the sale. See Note 12 to the consolidated financial statements.

Results of Continuing Operations 2000 Compared to 1999

In 2000, revenue increased 2%, operating profit grew 8%, income from continuing operations was flat and diluted earnings per share from continuing operations increased 5% to $2.18 compared with $2.07 for 1999.

In 2000, the company recorded an after-tax charge of approximately
$11.2 million related to the consolidation of information technology staff and infrastructure, and a $12 million tax benefit related to state tax law changes. In 1999, the company received a one-time net after-tax settlement of $29.5 million from the U.S. Postal Service (USPS) (see Other Matters). Excluding the impact of these one-time items from both periods, income from continuing operations grew 5% and diluted earnings per share from continuing operations increased 11% to $2.17 compared with $1.96 for 1999.

Diluted Earnings Per Share from Continuing Operations
Dollars

                    [GRAPHIC]
----------------------------------------------------
  98                    99                    00
 ----                  ----                  ----
 1.58                  1.96*                 2.17*

----------------------------------------------------

*Excluding one-time items



Revenue

(Dollars in millions)            2000        1999    % change
                               ------------------------------

Global Mailing                 $2,836      $2,799           1%
Enterprise Solutions              862         803           7%
                               ------------------------------
  Total Messaging Solutions     3,698       3,602           3%
Capital Services                  183         210         (13%)
                               ------------------------------
                               $3,881      $3,812           2%
                               ==============================

Total Messaging Solutions revenue grew 3% over the prior year. The revenue increase came from growth in the Global Mailing and Enterprise Solutions segments of 1% and 7%, respectively, over 1999. Global Mailing revenue growth was negatively impacted by lower sales of mail creation and shipping logistics products in the second half of 2000. Global Mailing revenue was also negatively impacted by the weakening of foreign currencies, principally the British pound and Euro currencies. Volume increases at Pitney Bowes Management Services and Document Messaging Technologies were the principal reasons for the revenue growth in the Enterprise Solutions segment. Capital Services revenue decreased 13% due to the company's previously stated strategy to concentrate on fee-based income opportunities. The impact of price changes was minimal.

Approximately 74% of our total revenue in 2000 is recurring revenue, which we believe is a continuing good indicator of potential repeat business.

Operating profit

(Dollars in millions)            2000        1999    % change
                                -----------------------------

Global Mailing                  $ 847        $790           7%
Enterprise Solutions               73          52          42%
                                -----------------------------
  Total Messaging Solutions       920         842           9%
Capital Services                   62          65          (5%)
                                -----------------------------
                                $ 982        $907           8%
                                =============================


Operating profit grew 8% over the prior year, continuing to reflect our emphasis on reducing costs and controlling operating expenses. The company's successful Enterprise-Wide Resource Planning (ERP) initiative also helped to enhance our operating capabilities. Another measure of our success in controlling costs and expenses in 2000 and 1999 was that growth in operating profit continued to outpace revenue growth. Operating profit grew 7% in the Global Mailing segment and 42% in the Enterprise Solutions segment. Total Messaging Solutions operating profit grew 9% over the prior year. Operating profit decreased 5% in the Capital Services segment due primarily to the decrease in revenue.

The operating profit growth in the Global Mailing segment came from improved profit margins at Pitney Bowes Office Direct, which focuses on small business solutions, and International Mailing, as well as margin improvements at U.S. Mailing Systems and related financing. The operating profit growth in our Enterprise Solutions segment came from double-digit operating profit growth at Pitney Bowes Management Services and Document Messaging Technologies.

Sales revenue increased 1% in 2000 due mainly to high single-digit growth in our International Mailing, Document Messaging Technologies and Management Services businesses. The negative impact of foreign currency reduced sales growth by slightly more than one percent. Increases in value-added services to both new and existing customers, as part of the company's strategy of pursuing profitable growth, stimulated revenue growth in our Management Services business. Document Messaging Technologies' sales growth was driven by strong demand for sophisticated, high speed production mail equipment to process complex, unique marketing and billing statements. U.S. Mailing Systems' sales decreased due to softness in the high-end shipping and mail creation product lines as the slowing economy and slower customer decision-making process for the higher-value, more complex products adversely impacted growth. In total, Financial Services financed 37% of all sales in 2000 and 1999.

Revenue
Dollars in millions
--------------------------------------------------------------------------------

               Sales          Rentals & Financing       Support Services

98             1,692                1,382                     425

99             1,863                1,486                     463

00             1,883                1,505                     493
--------------------------------------------------------------------------------

Rentals and financing revenue increased 1% in 2000. Rentals revenue grew 2% driven by growth in the U.S. and international mailing markets due to the continuing shift to electronic and digital meters, including increased placements of the digital desktop Personal PostTM meter, available through various distribution channels such as telemarketing, the Internet and selected retail outlets specializing in business supplies. At December 31, 2000, electronic meters represented approximately 56% of our U.S. meter base and digital meters represented approximately 44% of our U.S. meter base, up from 40% in 1999. The company no longer places mechanical meters, which is in line with USPS guidelines.

Financing revenue was flat due to our strategy to reduce our asset-based financing, through asset sales in 2000 and prior years. Excluding Capital Services, financing revenue grew 7% driven by increased volume of leases of the company's products and by product offerings such as Purchase Power(R), Postal Privilege(R) and Reserve Account.

Support services revenue increased 6% in 2000. Despite competitive pricing pressures, U.S. and International Mailing had increased support services revenue due to a larger population of extended maintenance contracts and higher chargeable service calls and billed labor hours in 2000. Document Messaging Technologies had double-digit growth in support services revenue due to increased service contract base and on-site contracts.

Cost of sales

(Dollars in millions)            2000        1999    % change
                               ------------------------------

                               $1,074      $1,072          --

Percentage of sales revenue      57.1%       57.5%

Cost of sales, as a percentage of sales revenue, improved for the fourth consecutive year. The improvement in this ratio was achieved principally due to lower product costs, significant productivity improvements in our manufacturing processes, increased sales of higher margin supplies in our mailing business and the impact of strategic sourcing initiatives in the U.S. and Europe. The improvement in this ratio was moderated by the increasing mix of lower margin Management Services sales revenue.

Cost of rentals and financing

(Dollars in millions)              2000                 1999          % change
                                   -------------------------------------------

                                   $373                 $396             (6%)
Percentage of rentals
  and financing revenue            24.8%                26.6%


Cost of rentals and financing, as a percentage of rentals and financing revenue, improved 1.8 percentage points. The cost of rentals ratio improvement was due to lower costs at U.S. Mailing in 2000. The cost of financing ratio decreased due to lower operating costs, partially offset by increased costs associated with new business initiatives.

Selling, Service and Administrative Rate

                                        1998         1999             2000
                                        --------------------------------------
Percentage of revenue                   35.2%        33.8%            33.5%*

* Excluding one-time items

Selling, service and administrative expenses were 34.0% of total revenue in 2000 compared with 33.8% in 1999. Excluding the one-time charge related to the consolidation of information technology staff and infrastructure, this ratio would have been 33.5%. The improvement in this ratio resulted from continued emphasis on controlling expense growth. This was the sixth consecutive year of improvement in our selling, service and administrative expenses to revenue ratio, excluding one-time charges. The improvement in this ratio was moderated by the company's continued investment in the Internet, ERP and other new business initiatives.

Research and development expenses

(Dollars in millions)
                                        2000           1999          % change
                                        --------------------------------------
                                        $120           $109             11%

Research and development expenses increased 11% in 2000 to $120 million reflecting continued investment in developing new technologies and enhancing features for all our products. The 2000 increase represents expenditures for Internet-based bill presentment and metering, digital document delivery systems, new digital meters, personal computer metering technology, advanced inserting equipment, and new and advanced features for production mail equipment and high volume incoming mail sorting equipment.

Net interest expense

(Dollars in millions)                   2000             1999         % change
                                        ----------------------------------------
                                        $192             $171             13%

Net interest expense increased due to higher interest rates during 2000 compared to 1999 associated with borrowings to fund the company's investment in leasing and rental products, and the stock repurchase program. Our variable and fixed debt rate mix, after adjusting for the effect of interest rate swaps, was 48% and 52%, respectively, at December 31, 2000.

Effective tax rate

                                                            2000           1999
                                                           ---------------------
                                                            29.9%          31.7%

Excluding the one-time tax benefit related primarily to recent state tax law changes, the effective tax rate was 31.4% in 2000, reflecting continued tax benefits from leasing and financing activities, lower state and local taxes, and lower taxes attributable to international sourced income.

Continuing Operations Margin

Percentage of revenue
                                        1998               1999           2000
                                        ----------------------------------------
                                        12.7%              14.0%*         14.5%*

* (Excluding) one-time items

Income from continuing operations was flat and diluted earnings per share from continuing operations increased 5% in 2000. Excluding one-time items from both periods, income from continuing operations and diluted earnings per share from continuing operations increased 5% and 11%, respectively, in 2000. The increase in diluted earnings per share outpaced the increase in income from continuing operations due to the company's share repurchase program, under which 17.2 million shares, approximately 6% of the average common and potential common shares outstanding at the end of 1999, were repurchased in 2000. Excluding one-time items from both periods, income from continuing operations as a percentage of revenue increased to 14.5% in 2000 from 14.0% in 1999, the seventh consecutive year of improvement in this ratio.

Income from Continuing Operations

Dollars in millions
                                        1998             1999             2000
                                        ----------------------------------------
                                         443              533*             562*

* Excluding one-time items

Results of Continuing Operations
1999 Compared to 1998

In 1999, revenue increased 9%, operating profit grew 18%, income from continuing operations grew 27% and diluted earnings per share from continuing operations increased 31% to $2.07 compared with $1.58 for 1998.

Excluding the one-time net after-tax settlement of $29.5 million from the USPS in 1999, income from continuing operations grew 20% and diluted earnings per share from continuing operations increased 24% to $1.96 compared with $1.58 for 1998.

Revenue

(Dollars in millions)            1999        1998      % change
                               --------------------------------

Global Mailing                 $2,799      $2,557           9%

Enterprise Solutions              803         742           8%
                               --------------------------------
  Total Messaging Solutions     3,602       3,299           9%

Capital Services                  210         200           5%
                               --------------------------------
                               $3,812      $3,499           9%
                               ================================

Total Messaging Solutions revenue grew 9% over the prior year. The revenue increase came from growth in the Global Mailing, Enterprise Solutions and Capital Services segments of 9%, 8% and 5%, respectively, over 1998. Volume increases in our U.S. Mailing Systems, International Mailing, Document Messaging Technologies and Management Services businesses were the principal reasons for the revenue growth. The impact of price changes and exchange rates was minimal.

Approximately 73% of our total revenue in 1999 is recurring revenue, which we believe is a continuing good indicator of potential repeat business.

Operating profit

(Dollars in millions)            1999        1998    % change
                                 -----------------------------

Global Mailing                   $790        $653        21%

Enterprise Solutions               52          47         9%
                                 ----------------------------
  Total Messaging Solutions       842         700        20%

Capital Services                   65          66        (1%)
                                 ----------------------------
                                 $907        $766        18%
                                 ============================

Operating profit grew 18% over the prior year, continuing to reflect our strong emphasis on reducing costs and controlling operating expenses. Another measure of our success in controlling costs and expenses in 1999 and 1998 was that growth in operating profit continued to significantly outpace revenue growth. Operating profit grew 21% in the Global Mailing segment and 9% in the Enterprise Solutions segment. Total Messaging Solutions operating profit grew 20% over the prior year. Operating profit decreased 1% in the Capital Services segment.

The operating profit growth in the Global Mailing segment came from strong performances by U.S. Mailing Systems, International Mailing and related financing. The operating profit growth in our Enterprise Solutions segment came from strong performances by Document Messaging Technologies and Management Services.

Sales revenue increased 10% in 1999 due mainly to double-digit growth in our U.S. Mailing Systems, International Mailing and Document Messaging Technologies businesses and single-digit growth in our Management Services business. The increase at U.S. Mailing Systems was due to the continuing shift to advanced technologies and feature-rich products in large, medium and entry-level mailing machines, weighing scales and shipping and integrated logistics software and related equipment. The strong growth in the company's mailing and shipping businesses was also helped by increased business-to-business and business-to-consumer activity generated by e-commerce. Sales of consumable supplies used in our digital products also had strong growth. Increases in value-added services to the existing contract base, new services such as business recovery services, which had its second full year of operation, and international growth stimulated growth in our Management Services business. In total, Financial Services financed 37% and 39% of all sales in 1999 and 1998, respectively.

Rentals and financing revenue increased 7% in 1999. Rentals revenue grew 5% driven by growth in the U.S. mailing market due to the continuing shift to electronic and digital meters, including increased placements of the digital desktop Personal Post(TM) meter, available through various distribution channels such as telemarketing, the Internet and selected retail outlets specializing in business supplies. At December 31, 1999, electronic and digital meters represented over 99% of our U.S. meter base, up from 90% at December 31, 1998, with digital meters representing approximately 40% of all meters in service in the U.S., up from 35% in 1998. The company no longer places mechanical meters, which is in line with USPS guidelines.

Financing revenue grew 11%. Revenue increases came from increased volume of leases of the company's products and from product offerings such as Purchase Power(R), Business Rewards(SM) Postal Privilege(R), and Reserve Account. Financing revenue continued to be impacted by our strategy to reduce our asset-based financing, through asset sales in 1999 and prior years.

Support services revenue increased 9% in 1999. Despite competitive pricing pressures, U.S. Mailing had increased support services revenue due to a larger population of extended maintenance contracts and higher chargeable service calls and billed labor hours in 1999. Document Messaging Technologies had double-digit growth in support services revenue due to increased service contract base and on-site contracts.

Cost of sales


(Dollars in millions)            1999        1998    % change
--------------------------------------------------------------
                              $1,072      $1,006            6%
Percentage of sales revenue     57.5%       59.5%

Cost of sales, as a percentage of sales revenue, improved for the third consecutive year. The improvement in this ratio was achieved principally due to lower product costs, significant productivity improvements in our manufacturing processes, increased sales of higher margin software-based logistics and mail creation products, higher margin supplies in our mailing business and the impact of strategic sourcing initiatives in the U.S. and Europe.

Cost of rentals and financing


(Dollars in millions)            1999        1998    % change
---------------------------------------------------------------
                                $396        $350           13%
Percentage of rentals
 and financing revenue           26.6%       25.3%

Cost of rentals and financing, as a percentage of rentals and financing revenue, increased 1.3 percentage points. The cost of rentals ratio was slightly lower due to lower costs at U.S. Mailing Systems in 1999. The cost of financing ratio increased due to the impact of Capital Services segment transactions, reflecting the company's continued focus to reposition this business, and increased costs associated with new business initiatives, including the launch of the PitneyWorksSM suite of products.

Selling, service and administrative expenses were 33.8% of total revenue in 1999 compared with 35.2% in 1998. Continued emphasis on controlling expense growth while growing revenues resulted in an improvement in this ratio. This was the fifth consecutive year of improvement in our selling, service and administrative expenses to revenue ratio, excluding one-time items. The company continued its investment in an enterprise-wide resource planning initiative and incurred expenses to comply with Year 2000 systems issues, which partially offset the improvement in this ratio.

Research and development expenses


(Dollars in millions)            1999        1998    % change
---------------------------------------------------------------
                                 $109        $101           8%

Research and development expenses increased 8% in 1999 to $109 million reflecting continued investment in developing new technologies and enhancing features for all our products. The 1999 increase represents expenditures for Internet-based bill presentment and metering, digital document delivery systems, new digital meters, personal computer metering technology, advanced inserting equipment and new and advanced features for production mail equipment and high volume mail sorting equipment.

Net interest expense


(Dollars in millions)            1999        1998    % change
---------------------------------------------------------------
                                 $171        $151          13%

Net interest expense increased due to higher average borrowings during 1999 compared to 1998 to fund the company's investment in products and new business initiatives and the continuing stock repurchase program. Our variable and fixed debt rate mix, after adjusting for the effect of interest rate swaps, was 50% and 50%, respectively, at December 31, 1999.

Effective tax rate

                                             1999        1998
                                            ------------------
                                            31.7%      32.7%

The effective tax rate of 31.7% in 1999 reflects continued tax benefits from leasing and financing activities, lower state and local taxes, and lower taxes attributable to international sourced income.

Income from continuing operations and diluted earnings per share from continuing operations increased 27% and 31%, respectively, in 1999. Excluding the one-time net after-tax gain of $29.5 million from the USPS Settlement, income from continuing operations and diluted earnings per share from continuing operations increased 20% and 24%, respectively, in 1999. The increase in diluted earnings per share outpaced the increase in income from continuing operations due to the company's share repurchase program, under which 7.4 million shares, approximately 3% of the average common and potential common shares outstanding at the end of 1998, were repurchased in 1999. Income from continuing operations as a percentage of revenue increased to 14.0% in 1999, excluding the USPS Settlement, from 12.7% in 1998, the sixth consecutive year of improvement in this ratio.

Other Matters

In January 2001, the company announced that it would issue the details of a restructuring plan in the first quarter of 2001. This plan is expected to result in a one-time pretax charge of approximately $100 million of which 20 to 30 percent will likely be charged to discontinued operations. The one-time charge relates to the implementation of a common, streamlined business infrastructure across the corporation as a result of our decisions to spin off Office Systems and align our mailing business on a global basis, cost saving opportunities due to strategic acquisitions and partnerships, and additional benefits attained from the consolidation of our IT organization and ERP initiatives. This restructuring plan is expected to increase our operating efficiency and effectiveness in 2002 and beyond while enhancing growth.

In September 2000, the company recorded a one-time pretax charge of approx-imately $19 million (approximately $11 million after-tax), related to the consolidation of information technology staff and infrastructure. This initiative is focused on creating an efficient global organization and technology platform to leverage the benefits of our current ERP and e-business initiatives. This charge is included in selling, service and administrative expenses in the Consolidated Statement of Income for the year ended December 31, 2000. The current year also includes a one-time tax benefit of $12 million related primarily to recent state tax law changes.

In August 1999, the USPS and the company announced that they had reached an agreement (USPS Settlement) resolving a lawsuit filed by the company in 1997. The lawsuit arose out of a dispute over a 1978 Statement of Understanding authorizing the company to offer Postage by Phone(R), its proprietary version of the Computerized Meter Resetting System. Under the terms of the agreement, the company received $51.8 million, representing a portion of the financial benefit that the USPS obtained as a result of the revised regulations. This payment, net of related legal expenses of $2.2 million, was recorded as other income in the Consolidated Statement of Income for the year ended December 31, 1999.

Accounting Changes

In 1998, the company adopted Statement of Financial Accounting Standards (FAS) No. 130, "Reporting Comprehensive Income." The company has disclosed all non-owner changes in equity in the Consolidated Statements of Stockholders' Equity.

In 1998, the company adopted FAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." Under FAS No. 131, the company has three reportable segments: Global Mailing, Enterprise Solutions and Capital Services. See Note 16 to the consolidated financial statements.

In 1998, the company adopted FAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits." FAS No. 132 revises the company's disclosures about pension and other postretirement benefit plans. See Note 11 to the consolidated financial statements.

In 1998, FAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," amended in 2000 by FAS No. 138, was issued. FAS No. 133 requires that an entity recognize all derivative instruments as either assets or liabilities in the statement of financial position and measure those instruments at fair value. Changes in the fair value of those instruments will be reflected as gains or losses. The accounting for the gains and losses depends on the intended use of the derivative and the resulting designation. FAS No. 133, as amended, is effective January 1, 2001 for the company. Adoption of these accounting standards is expected to result in a one-time cumulative after-tax reduction in other comprehensive income of approximately $10 million in the first quarter of 2001 and will also impact assets and liabilities recorded on the Consolidated Balance Sheet. Adoption of these standards is not expected to materially impact net income in 2001.

In 1999, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin (SAB) No. 101, "Revenue Recognition in Financial Statements," summarizing certain guidance in applying generally accepted accounting principles to revenue recognition in financial statements. The company adopted the provisions of SAB No. 101 in the fourth quarter of 2000, retroactive to January 1, 2000. The adoption of SAB No. 101 resulted in a one-time cumulative after-tax reduction in net income of $4.7 million (net of taxes of approximately $3.1 million). The reduction to net income is primarily attributable to the deferral of sales recognition of software-enabled mail creation equipment and shipping products prior to installation. See Note 1 to the consolidated financial statements.

In 2000, FAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" was issued, amending FAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." FAS No. 140 revises the standards for accounting for securitizations and other transfers of financial assets and collateral, as well as requiring certain additional disclosures. However, it carries over most of the provisions contained in FAS No. 125. FAS No. 140 is effective for transfers and servicing of financial assets and extinguishment of liabilities occurring after March 31, 2001. However, it is effective for the recognition and reclassification of collateral and for disclosures relating to those transactions for the year ended December 31, 2000. The company believes it is in compliance with these standards in all material respects.

Liquidity and Capital Resources

The current ratio reflects the company's practice of utilizing a balanced mix of debt maturities to fund finance assets. Our ratio of current assets to current liabilities declined to .91 to 1 at December 31, 2000 compared to 1.16 to 1 at December 31, 1999. The decrease in this ratio was primarily due to a decline in cash and cash equivalents in 2000, which were used to repay debt, and to the classification of AMIC's net assets to be disposed of as current assets in the Consolidated Balance Sheet at December 31, 1999. AMIC's net assets were sold in January 2000.

To manage interest rate risk, we use a balanced mix of debt maturities, variable and fixed rate debt and interest rate swap agreements. In 2000, we entered into interest rate swap agreements, primarily through our financial services business.

                                    [GRAPH]

Current Ratio

98       .92

99      1.16

00       .91

The ratio of total debt to total debt and stockholders' equity was 73.0% at December 31, 2000, versus 69.1% at December 31, 1999, including the preferred stockholders' equity in a subsidiary company as debt. Excluding the preferred stockholders' equity in a subsidiary company from debt, the ratio of total debt to total debt and stockholders' equity was 71.1% at December 31, 2000, versus 67.2% at December 31, 1999. The increase in this ratio is driven primarily by the $664 million repurchase of 17.2 million shares of common stock in 2000. The company's generation of $604 million of free cash flow (defined as cash from operations less capital expenditures) partially offset the increase in this ratio.

As part of a strategic alliance with U.S. Bank, a division of U.S. Bancorp, on June 30, 2000 the company, through Pitney Bowes Credit Corporation (PBCC), its wholly-owned subsidiary, sold its PitneyWorks(SM) Business Rewards(SM) Visa(R) and Business Visa(R) card operations, including credit card receivables of approximately $322 million. The company expects to earn fees in connection with the strategic alliance with U.S. Bank. However, the company will no longer originate credit card receivables and as a result will not earn finance income on those balances. This alliance expands the company's capabilities to capture a greater share of the growing small business market. The new alliance will allow PitneyWorks.com, a division of the company which focuses on small business solutions, to continue to market the credit card to small business owners, while providing cardholders with full access to U.S. Bank's respected network of financial resources. The transaction is subject to post-closing adjustments.

As part of the company's non-financial services shelf registrations, the company has a medium-term note facility permitting issuance of up to $500 million in debt securities with a minimum maturity of nine months, of which $300 million remained available at December 31, 2000.

In December 1999, Pitney Bowes Nova Scotia ULC, a wholly-owned subsidiary of the company, issued $150 million of floating rate notes maturing December 2004, guaranteed by the company. These notes bear interest, at a floating rate of LIBOR plus 32 basis points, set as of the quarterly interest payment dates. The net proceeds from these notes were used for general corporate purposes, including the repayment of commercial paper.

In April 1999, the company issued $200 million of medium-term notes from its shelf registration filed with the SEC in April 1998. These unsecured notes bear annual interest at 5.5% and mature in April 2004. The net proceeds from these notes were used for general corporate purposes, including the repayment of commercial paper.

PBCC has $425 million of unissued debt securities available at December 31, 2000 from a shelf registration statement filed with the SEC in July 1998. As part of this shelf registration statement, in August 1999, PBCC established a medium-term note program for the issuance from time to time of up to $500 million aggregate principal amount of Medium-Term-Notes, Series D, of which $175 million remained available at December 31, 2000.

In December 2000, PBCC issued $100 million of unsecured floating rate notes maturing in April 2002 and $100 million of unsecured floating rate notes maturing in June 2004, available under the medium-term note program. These notes bear interest at floating rates of LIBOR plus 5 basis points and 25 basis points, respectively, set as of the quarterly interest payment dates. The proceeds from these notes were used for general corporate purposes, including the repayment of commercial paper.

In March 2000, PBCC issued $43.3 million of 7.515% Senior Notes maturing 2002 through 2012. The proceeds from these notes were used to pay down commercial paper.

In September 1999, PBCC issued $125 million of 5.95% unsecured notes available under the medium-term note program. The proceeds from the notes were used for general corporate purposes, including the repayment of short-term debt. The notes matured in September 2000, with interest paid in March 2000 and at maturity.

In April 2000, certain partnerships controlled by affiliates of PBCC issued a total of $134 million of Series A and Series B Secured Floating Rate Senior Notes. The notes are due in 2003 and bear interest at 7.443%. The proceeds from the notes were used to purchase subordinated debt obligations from the company (PBI Obligations). The PBI Obligations have a principal amount of $134 million and bear interest at 8.073% for the first three years and reset in May 2003 and each third anniversary of the first reset date. The proceeds from the PBI Obligations were used for general corporate purposes, including the repayment of short-term debt.

To help us better manage our international cash and investments, in June 1995 and April 1997, Pitney Bowes International Holdings, Inc., a subsidiary of the company, issued $200 million and $100 million, respectively, of variable term, voting preferred stock (par value $.01) representing 25% of the combined voting power of all classes of its outstanding capital stock, to outside institutional investors in a private placement. The remaining 75% of the voting power is held directly or indirectly by Pitney Bowes Inc. The preferred stock is recorded on the Consolidated Balance Sheets as preferred stockholders' equity in a subsidiary company. We used the proceeds of these transactions to pay down short-term debt. We have an obligation to pay cumulative dividends on this preferred stock at rates that are set at auction. The auction periods are generally 49 days, although they may increase in the future. The weighted average dividend rate in 2000 and 1999 was 4.7% and 4.0%, respectively. Preferred dividends are reflected in the Consolidated Statements of Income in selling, service and administrative expenses. In December 1998, the company sold 9.11% Cumulative Preferred Stock, mandatorily redeemable in 20 years, in a subsidiary company to an institutional investor for approximately $10 million.

At December 31, 2000, the company, together with its financial services businesses, had unused lines of credit and revolving credit facilities of $1.5 billion in the U.S. and $30.6 million outside the U.S., largely supporting commercial paper debt. We believe our financing needs for the next 12 months can be met with cash generated internally, money from existing credit agreements, debt issued under new shelf registration statements and existing commercial and medium-term note programs. Information on debt maturities is presented in Note 5 to the consolidated financial statements.

Total financial services assets increased to $6.2 billion at December 31, 2000, up 11.9% from $5.5 billion in 1999. To fund finance assets, borrowings were $3.3 billion in 2000 and $3.0 billion in 1999. Approximately $480 million and $237 million in cash was generated from the sale of finance assets in 2000 and 1999, respectively. We used the money to pay down debt, repurchase shares and fund new business development.

Market Risk

The company is exposed to the impact of interest rate changes and foreign currency fluctuations due to its investing and funding activities and its operations in different foreign currencies.

The company's objective in managing its exposure to interest rate changes is to limit the impact of interest rate changes on earnings and cash flows and to lower its overall borrowing costs. To achieve its objectives, the company uses a balanced mix of debt maturities and variable and fixed rate debt together with interest rate swaps.

The company's objective in managing its exposure to foreign currency fluctuations is to reduce the volatility in earnings and cash flows associated with the effect of foreign exchange rate changes on transactions that are denominated in foreign currencies. Accordingly, the company enters into various contracts, which change in value as foreign exchange rates change, to protect the value of external and intercompany transactions. The principal currencies hedged are the British pound, Canadian dollar and Euro currencies.

The company employs established policies and procedures governing the use of financial instruments to manage its exposure to such risks. The company does not enter into foreign currency or interest rate transactions for speculative purposes. The gains and losses on these contracts offset changes in the value of the related exposures.

The company utilizes a "Value-at-Risk" (VaR) model to determine the maximum potential loss in fair value from changes in market conditions. The VaR model utilizes a "variance/co-variance" approach and assumes normal market conditions, a 95% confidence level and a one-day holding period. The model includes all of the company's debt and all interest rate and foreign exchange derivative contracts. Anticipated transactions, firm commitments, and receivables and accounts payable denominated in foreign currencies, which certain of these instruments are intended to hedge, were excluded from the model.

The VaR model is a risk analysis tool and does not purport to represent actual losses in fair value that will be incurred by the company, nor does it consider the potential effect of favorable changes in market factors.

At December 31, 2000, the company's maximum potential one-day loss in fair value of the company's exposure to foreign exchange rates and interest rates, using the variance/co-variance technique described above, was not material.

Capital Investment

During 2000, net investments in fixed assets included net additions of $122 million to property, plant and equipment and $147 million to rental equipment and related inventories, compared with $114 million and $191 million, respectively, in 1999. These additions included expenditures for normal plant and manufacturing equipment. In the case of rental equipment, the additions included the production of postage meters, and the purchase of facsimile and copier equipment related to the discontinued operations of Office Systems.

At December 31, 2000, commitments for the acquisition of property, plant and equipment reflected plant and manufacturing equipment improvements as well as rental equipment for new and replacement programs.

Legal, Environmental and Regulatory Matters

Legal

In the course of normal business, the company is occasionally party to lawsuits. These may involve litigation by or against the company relating to, among other things:

 . contractual rights under vendor, insurance or other contracts
 . intellectual property or patent rights
 . equipment, service or payment disputes with customers
 . disputes with employees

We are currently a plaintiff or a defendant in a number of lawsuits, none of which should have, in the opinion of management and legal counsel, a material adverse effect on the company's financial position or results of operations.

Environmental

The company is subject to federal, state and local laws and regulations relating to the environment and is currently named as a member of various groups of potentially responsible parties in administrative or court proceedings. As we previously announced, in 1996 the Environmental Protection Agency (EPA) issued an administrative order directing us to be part of a soil cleanup program at the Sarney Farm site in Amenia, New York. The site was operated as a landfill between the years 1968 and 1970 by parties unrelated to the company, and wastes from a number of industrial sources were disposed there. We do not concede liability for the condition of the site, but are working with the EPA and other potentially responsible parties to evaluate remediation options and negotiate allocation of past and future remediation costs. Based on the facts presently known, we estimate the total cost of our remediation effort to be approximately $5 million. This amount has been recorded as a liability in the Consolidated Balance Sheet at December 31, 2000.

The administrative and court proceedings referred to above are in different states. It is difficult to estimate with any certainty the total cost of remediating, the timing or extent of remedial actions which may be required by governmental authorities. However, we believe that the outcome of any current proceeding will not have a material adverse effect on our financial condition or results of operations.

Regulation

In 2000, the USPS issued a proposed schedule for the phaseout of manually reset electronic meters in the U.S. as follows:

 . As of February 1, 2000, new placements of manually reset electronic meters are no longer permitted.

 . Current users of manually reset electronic meters can continue to use these meters for the term of their current rental and lease agreements. Leases or rentals due to expire in 2000 can be extended to December 31, 2001.

In August 2000, the USPS also issued a proposal to cease placements of non-digital, or letterpress, meters as follows:

 . New placements of non-digital meters with a "timeout" feature that enables the meters to be automatically disabled, if not reset within a specified time period, are no longer permitted after December 2003.

 . New placements of non-digital meters without the "timeout" feature are no longer permitted after June 2001.

The company has submitted comments to the USPS's proposed schedules described above. Based on the proposed schedules, the company believes that the phaseout of manually reset electronic meters will not cause a material adverse financial impact on the company. The company is working with the USPS to meet the non-digital meter phaseout schedule and is currently evaluating the potential financial impact on the company.

As a result of the company's aggressive efforts to meet the USPS's mechanical meter migration phaseout schedule combined with the company's ongoing and continuing investment in advanced postage evidencing technologies, mechanical meters represented less than 1% of the company's installed U.S. meter base at December 31, 2000 and 1999. The company continues to work, in close cooperation with the USPS, to convert those mechanical meter customers who have not migrated to digital or electronic meters.

In May 1995, the USPS publicly announced its concept of its Information Based Indicia Program (IBIP) for future postage evidencing devices. As initially stated by the USPS, the purpose of the program was to develop a new standard for future digital postage evidencing devices which would significantly enhance postal revenue security and support expanded USPS value-added services to mailers. The program would consist of the development of four separate specifications:

 . the Indicium specification--the technical specifications for the indicium to be printed

 . a Postal Security Device specification--the technical specification for the device that would contain the accounting and security features of the system

 . a Host specification

 . a Vendor Infrastructure specification

During the period from May 1995 through December 31, 2000, the company has submitted extensive comments to a series of proposed IBIP specifications issued by the USPS. In March 2000, the USPS issued the latest set of proposed specifications, entitled "Performance Criteria for Information-Based Indicia and Security Architecture for Open IBI Postage Evidencing Systems" (the IBI Performance Criteria). The company has submitted comments to the IBI Performance Criteria. In September and October 2000, the USPS issued further proposed regulations regarding postage evidencing systems using Information Based Indicia, titled "Refunds and Exchanges" and "Production, Distribution and Use of Postal Security Devices and Information-Based Indicia." The company has submitted comments regarding those proposed regulations.

In March 2000, the company received approval from the USPS for the commercial launch of the Internet version of a product which satisfies the proposed IBI Performance Criteria, ClickStamp(TM) Online.

In June 1999, the company was served with a Civil Investigative Demand (CID) from the Justice Department's Antitrust division. A CID is a tool used by the Antitrust Division for gathering information and documents. The company believes that the Justice Department may be reviewing the company's efforts to protect its intellectual property rights. The company believes it has complied fully with the antitrust laws and is cooperating fully with the department's investigation.

Effects of Inflation and Foreign Exchange

Inflation, although moderate in recent years, continues to affect worldwide economies and the way companies operate. It increases labor costs and operating expenses, and raises costs associated with replacement of fixed assets such as rental equipment. Despite these growing costs and the USPS meter migration initiatives, the company has generally been able to maintain profit margins through productivity and efficiency improvements, continual review of both manufacturing capacity and operating expense levels, and, to an extent, price increases.

Although not affecting income, deferred translation losses amounted to $46 million, $5 million and $25 million in 2000, 1999 and 1998, respectively. These translation losses resulted principally from the weakening Canadian dollar and British pound.

The results of the company's international operations are subject to currency fluctuations. We enter into foreign exchange contracts primarily to minimize our risk of loss from such fluctuations. Exchange rates can impact settlement of our intercompany receivables and payables that result from transfers of finished goods inventories between our affiliates in different countries, and intercompany loans.

At December 31, 2000, the company had approximately $331 million of foreign exchange contracts outstanding, most of which mature in 2001, to buy or sell various currencies. Risks arise from the possible non-performance by counterparties in meeting the terms of their contracts and from movements in securities values, interest and/or exchange rates. However, the company does not anticipate non-performance by the counterparties as they are composed of a number of major international financial institutions. Maximum risk of loss on these contracts is limited to the amount of the difference between the spot rate at the date of the contract delivery and the contracted rate.

Dividend Policy

The company's Board of Directors has a policy to pay a cash dividend on common stock each quarter when feasible. In setting dividend payments, the board considers the dividend rate in relation to the company's recent and projected earnings and its capital investment opportunities and requirements. The company has paid a dividend each year since 1934.

Forward-Looking Statements

The company wants to caution readers that any forward-looking statements with the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 (those which talk about the company's or management's current expectations as to the future and include, but are not limited to, statements about possible restructuring charges and future guidance) in this Annual Report, other reports or press releases or made by the company's management involve risks and uncertainties which may change based on various important factors. Words such as "estimate," "project," "plan," "believe," "expect," "anticipate," "intend," and similar expressions may identify such forward-looking statements. Some of the factors which could cause future financial performance to differ materially from the expectations as expressed in any forward-looking statement made by or on behalf of the company include:

 .  changes in postal regulations

 .  timely development and acceptance of new products

 . success in gaining product approval in new markets where regulatory approval is required

 .  successful entry into new markets

 . mailers' utilization of alternative means of communication or competitors' products

 .  our success at managing customer credit risk

 .  changes in interest rates

 .  foreign currency fluctuations

 .  terms and timing of the spin-off of Office Systems

Summary of Selected Financial Data
(Dollars in thousands, except per share data)

                                                                           Years ended December 31
                                            ----------------------------------------------------------------------------------
                                                     2000              1999             1998             1997             1996
                                            ----------------------------------------------------------------------------------
Total revenue                               $   3,880,868     $   3,811,576    $   3,499,483    $   3,304,457    $   3,146,224
Costs and expenses                              3,078,020         2,987,634        2,840,821        2,698,669        2,625,439
                                            ----------------------------------------------------------------------------------
Income from continuing operations
   before income taxes                            802,848           823,942          658,662          605,788          520,785
Provision for income taxes                        239,723           260,952          215,513          198,877          149,535
                                            ----------------------------------------------------------------------------------
Income from continuing operations                 563,125           562,990          443,149          406,911          371,250
Discontinued operations                            64,104            73,222          133,245          119,116           98,163
Cumulative effect of accounting change             (4,683)               --               --               --               --
                                            ----------------------------------------------------------------------------------
Net income                                  $     622,546     $     636,212    $     576,394    $     526,027    $     469,413
                                            ==================================================================================

Basic earnings per share:
   Continuing operations                    $        2.20     $        2.11    $        1.61    $        1.41    $        1.24
   Discontinued operations                            .25               .27              .49              .41              .33
   Cumulative effect of accounting change            (.02)               --               --               --               --
                                            ----------------------------------------------------------------------------------
   Net income                               $        2.43     $        2.38    $        2.10    $        1.82    $        1.57
                                            ==================================================================================
Diluted earnings per share:
   Continuing operations                    $        2.18     $        2.07    $        1.58    $        1.39    $        1.23
   Discontinued operations                            .25               .27              .48              .41              .33
   Cumulative effect of accounting change            (.02)               --               --               --               --
                                            ----------------------------------------------------------------------------------
   Net income                               $        2.41     $        2.34    $        2.06    $        1.80    $        1.56
                                            ==================================================================================

Total dividends on common, preference
   and preferred stock                      $     292,736     $     272,866    $     247,484    $     231,392    $     206,115
Dividends per share of common stock         $        1.14     $        1.02    $         .90    $         .80    $         .69
Average common and potential common
   shares outstanding                         258,602,218       272,006,143      279,656,603      292,517,116      301,303,356
Free cash flow                              $     603,667     $     676,188    $     473,613    $     466,508    $     415,201

Balance Sheet at December 31
Total assets                                $   7,901,266     $   8,222,672    $   7,661,039    $   7,893,389    $   8,155,722
Long-term debt                              $   1,881,947     $   1,997,856    $   1,712,937    $   1,068,395    $   1,300,434
Capital lease obligations                   $       4,660     $       6,372    $       8,384    $      10,142    $      12,631
Stockholders' equity                        $   1,284,975     $   1,625,610    $   1,648,002    $   1,872,577    $   2,239,046
Book value per common share                 $        5.16     $        6.13    $        6.09    $        6.69    $        7.56

Ratios

Profit margin--continuing operations:
   Pretax earnings                                   20.7%             21.6%            18.8%            18.3%            16.6%
   After-tax earnings                                14.5%             14.8%            12.7%            12.3%            11.8%
Return on stockholders' equity--
   before accounting changes                         48.8%             39.1%            35.0%            28.1%            21.0%
Debt to total capital                                73.0%             69.1%            66.6%            64.2%            60.5%
EBIT to interest                                      5.2x              5.8x             5.4x             4.9x             4.3x

Other

Common stockholders of record                      32,231            32,754           32,210           31,092           32,258
Total employees                                    28,542            27,267           27,700           26,385           25,220

Consolidated Statements of Income
(Dollars in thousands, except per share data)



                                                          Years ended December 31
                                                  ------------------------------------------
                                                     2000           1999             1998
                                                  ------------------------------------------
Revenue from:
   Sales                                           $1,882,501     $1,862,753     $1,692,375
   Rentals and financing                            1,505,101      1,485,599      1,382,341
   Support services                                   493,266        463,224        424,767
                                                  ------------------------------------------
     Total revenue                                  3,880,868      3,811,576      3,499,483
                                                  ------------------------------------------
Costs and expenses:
   Cost of sales                                    1,074,177      1,071,782      1,006,429
   Cost of rentals and financing                      373,232        395,667        350,304
   Selling, service and administrative              1,317,748      1,290,180      1,232,164
   Research and development                           120,486        108,900        100,806
   Other income                                            --        (49,574)            --
   Interest expense                                   200,957        175,699        156,284
   Interest income                                     (8,580)        (5,020)        (5,166)
                                                  ------------------------------------------
     Total costs and expenses                       3,078,020      2,987,634      2,840,821
                                                  ------------------------------------------
Income from continuing operations before
   income taxes                                       802,848        823,942        658,662
Provision for income taxes                            239,723        260,952        215,513
                                                  ------------------------------------------
Income from continuing operations                     563,125        562,990        443,149
Income from discontinued operations,
   net of income tax                                   64,104         97,140        133,245
Loss on sale of discontinued operations,
   net of income tax                                       --        (23,918)            --
Cumulative effect of accounting change                 (4,683)            --             --
                                                  ------------------------------------------
Net income                                         $  622,546     $  636,212     $  576,394
                                                  ==========================================
Basic earnings per share:
   Income from continuing operations                    $2.20          $2.11          $1.61
   Discontinued operations                                .25            .27            .49
   Cumulative effect of accounting change                (.02)            --             --
                                                  ------------------------------------------
   Net income                                           $2.43          $2.38          $2.10
                                                  ==========================================
Diluted earnings per share:
   Income from continuing operations                    $2.18          $2.07          $1.58
   Discontinued operations                                .25            .27            .48
   Cumulative effect of accounting change                (.02)            --             --
                                                  ------------------------------------------
   Net income                                           $2.41          $2.34          $2.06
                                                  ==========================================

See notes, pages 48 through 64

Consolidated Balance Sheets
[Dollars in thousands except share data]

                                                                                                        December 31
                                                                                                 ----------------------------
                                                                                                      2000          1999
                                                                                                 ----------------------------
Assets
Current assets:
   Cash and cash equivalents                                                                       $   198,255    $   254,270
   Short-term investments, at cost which approximates market                                            15,250          2,414
   Accounts receivable, less allowances: 2000, $26,468; 1999, $28,716                                  313,510        432,224
   Finance receivables, less allowances: 2000, $44,129; 1999, $48,056                                1,592,920      1,779,696
   Inventories                                                                                         167,969        257,452
   Other current assets and prepayments                                                                145,786        128,662
   Net current assets of discontinued operations                                                       193,018        487,856
                                                                                                 ----------------------------
     Total current assets                                                                            2,626,708      3,342,574

Property, plant and equipment, net                                                                     491,312        484,181
Rental equipment and related inventories, net                                                          620,841        810,788
Property leased under capital leases, net                                                                2,303         11,140
Long-term finance receivables, less allowances: 2000, $53,222; 1999, $56,665                         1,980,876      1,907,431
Investment in leveraged leases                                                                       1,150,656        969,589
Goodwill, net of amortization: 2000, $58,658; 1999, $54,848                                            203,447        226,764
Other assets                                                                                           612,760        470,205
Net long-term assets of discontinued operations                                                        212,363             --
                                                                                                 ----------------------------
Total assets                                                                                       $ 7,901,266    $ 8,222,672
                                                                                                 ============================

Liabilities and stockholders' equity
Current liabilities:
   Accounts payable and accrued liabilities                                                        $   995,283    $   915,826
   Income taxes payable                                                                                262,125        255,201
   Notes payable and current portion of long-term obligations                                        1,277,941      1,320,332
   Advance billings                                                                                    346,228        381,405
                                                                                                 ----------------------------
     Total current liabilities                                                                       2,881,577      2,872,764

Deferred taxes on income                                                                             1,226,597      1,082,019
Long-term debt                                                                                       1,881,947      1,997,856
Other noncurrent liabilities                                                                           316,170        334,423
                                                                                                 ----------------------------
   Total liabilities                                                                                 6,306,291      6,287,062
                                                                                                 ----------------------------

Preferred stockholders' equity in a subsidiary company                                                 310,000        310,000
Stockholders' equity:
   Cumulative preferred stock, $50 par value, 4% convertible                                                29             29
   Cumulative preference stock, no par value, $2.12 convertible                                          1,737          1,841
   Common stock, $1 par value (480,000,000 shares authorized; 323,337,912 shares issued)               323,338        323,338
   Capital in excess of par value                                                                       10,298         17,382
   Retained earnings                                                                                 3,766,995      3,437,185
   Accumulated other comprehensive income                                                             (139,434)       (93,015)
   Treasury stock, at cost (74,537,860 shares)                                                      (2,677,988)    (2,061,150)
                                                                                                 ----------------------------
     Total stockholders' equity                                                                      1,284,975      1,625,610
                                                                                                 ----------------------------
Total liabilities and stockholders' equity                                                         $ 7,901,266    $ 8,222,672
                                                                                                 ============================

See notes, pages 48 through 64
                                                                              45

Consolidated Statements of Cash Flows
(Dollars in thousands)

                                                                                             Years ended December 31
                                                                             --------------------------------------------------
                                                                                         2000           1999          1998
                                                                             --------------------------------------------------
Cash flows from operating activities:
   Net income                                                                       $   622,546    $   636,212    $   576,394
   Loss on disposal of discontinued operations                                               --         23,918             --
   Adjustments to reconcile net income to net cash provided by operating activities:
     Depreciation and amortization                                                      321,157        412,104        361,333
     Increase in deferred taxes on income                                               135,208        158,803         64,805
     Pension plan investment                                                                 --        (67,000)            --
     Change in assets and liabilities:
       Accounts receivable                                                               (8,531)       (47,737)       (32,658)
       Net investment in internal finance receivables                                  (149,701)      (178,898)      (219,141)
       Inventories                                                                      (71,184)        11,341        (11,522)
       Other current assets and prepayments                                             (20,667)       (29,383)       (33,731)
       Accounts payable and accrued liabilities                                          57,580          6,174         52,364
       Income taxes payable                                                               9,272         76,069         46,909
       Advance billings                                                                  (1,117)        10,667          8,489
     Other, net                                                                         (22,319)       (31,184)       (41,214)
                                                                                    -----------------------------------------
     Net cash provided by operating activities                                          872,244        981,086        772,028
                                                                                    -----------------------------------------
Cash flows from investing activities:
   Short-term investments                                                               (12,934)           659         (1,655)
   Net investment in fixed assets                                                      (268,577)      (304,898)      (298,415)
   Net investment in finance receivables                                                (67,850)      (184,182)       (81,663)
   Net investment in capital and mortgage services                                      (22,177)       148,670         (2,324)
   Investment in leveraged leases                                                      (189,859)      (138,527)      (109,217)
   Investment in mortgage servicing rights                                                   --        (28,738)      (211,374)
   Proceeds and cash receipts from the sale of discontinued operations                  512,780             --        789,936
   Net proceeds from the sale of credit card portfolio                                  321,746             --             --
   Net investment in insurance contracts                                               (129,964)       (58,825)        (6,859)
   Other investing activities                                                             1,155         28,339         (1,145)
                                                                                    -----------------------------------------
     Net cash provided by (used in) investing activities                                144,320       (537,502)        77,284
                                                                                    -----------------------------------------
Cash flows from financing activities:
   (Decrease) increase in notes payable, net                                           (327,227)        77,230       (696,157)
   Proceeds from long-term obligations                                                  383,232        358,232        837,847
   Principal payments on long-term obligations                                         (205,026)       (94,687)      (234,182)
   Proceeds from issuance of stock                                                       39,961         56,368         49,521
   Stock repurchases                                                                   (663,987)      (438,229)      (578,464)
   Proceeds from preferred stock issued by a subsidiary                                      --             --         10,097
   Dividends paid                                                                      (292,736)      (272,866)      (247,484)
                                                                                    -----------------------------------------
     Net cash used in financing activities                                           (1,065,783)      (313,952)      (858,822)
                                                                                    -----------------------------------------
Effect of exchange rate changes on cash                                                  (6,796)        (1,046)        (1,879)
                                                                                    -----------------------------------------
(Decrease) increase in cash and cash equivalents                                        (56,015)       128,586        (11,389)
Cash and cash equivalents at beginning of year                                          254,270        125,684        137,073
                                                                                    -----------------------------------------
Cash and cash equivalents at end of year                                            $   198,255    $   254,270    $   125,684
                                                                                    =========================================
Interest paid                                                                       $   247,749    $   218,931    $   187,339
                                                                                    =========================================
Income taxes paid, net                                                              $   122,880    $    67,647    $   172,638
                                                                                    =========================================


See notes, pages 48 through 64

Consolidated Statements of Stockholder's Equity
(Dollars in thousands except per share data)

                                                                                                          Accumulated
                                                                  Capital in                                     other     Treasury
                                  Preferred  Preference    Common  excess of  Comprehensive    Retained  comprehensive       stock,
                                      stock       stock     stock  par value         income    earnings         income      at cost
                                  -------------------------------------------------------------------------------------------------
Balance, January 1, 1998                $39      $2,220  $323,338   $ 28,028                 $2,744,929      $ (63,348) $(1,162,629)
Net income                                                                         $576,394     576,394
Other comprehensive income:
   Translation adjustments                                                          (24,869)                   (24,869)
                                                                                   --------
Comprehensive income                                                               $551,525
                                                                                   ========
Cash dividends:
   Preferred ($2.00 per share)                                                                       (1)
   Preference ($2.12 per share)                                                                    (164)
   Common ($.90 per share)                                                                     (247,319)
Issuances of common stock                                            (21,051)                                                58,597
Conversions to common stock              (5)       (189)              (3,106)                                                 3,300
Repurchase of common stock                                                                                                 (578,464)
Tax credits relating to stock
 options                                                              12,302
                                  -------------------------------------------------------------------------------------------------
Balance, December 31, 1998               34       2,031   323,338     16,173                  3,073,839        (88,217)  (1,679,196)
Net income                                                                         $636,212     636,212
Other comprehensive income:
   Translation adjustments                                                           (4,798)                    (4,798)
                                                                                   --------
Comprehensive income                                                               $631,414
                                                                                   ========
Cash dividends:
   Preferred ($2.00 per share)                                                                       (1)
   Preference ($2.12 per share)                                                                    (150)
   Common ($1.02 per share)                                                                    (272,715)
Issuances of common stock                                             (5,431)                                                52,403
Conversions to common stock              (5)       (190)              (3,679)                                                 3,872
Repurchase of common stock                                                                                                 (438,229)
Tax credits relating to stock
 options                                                              10,319
                                  -------------------------------------------------------------------------------------------------
Balance, December 31, 1999               29       1,841   323,338     17,382                  3,437,185        (93,015)  (2,061,150)
Net income                                                                         $622,546     622,546
Other comprehensive income:
   Translation adjustments                                                          (46,419)                   (46,419)
                                                                                   --------
Comprehensive income                                                               $576,127
                                                                                   ========
Cash dividends:
   Preferred ($2.00 per share)                                                                       (1)
   Preference ($2.12 per share)                                                                    (139)
   Common ($1.14 per share)                                                                    (292,596)
Issuances of common stock                                            (11,563)                                                44,940
Conversions to common stock                        (104)              (2,106)                                                 2,209
Repurchase of common stock                                                                                                 (663,987)
Tax credits relating to stock
 options                                                               6,585
                                  -------------------------------------------------------------------------------------------------
Balance, December 31, 2000              $29      $1,737  $323,338   $ 10,298                 $3,766,995      $(139,434) $(2,677,988)
                                  =================================================================================================


See notes pages 48 though 64

Notes to Consolidated Financial Statements

(Dollars in thousands, except per share data or as otherwise indicated)


1   Summary of significant accounting policies

Consolidation

The consolidated financial statements include the accounts of Pitney Bowes Inc. and all of its subsidiaries (the company). All significant intercompany transactions have been eliminated.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash equivalents, short-term investments and accounts receivable

Cash equivalents include short-term, highly liquid investments with a maturity of three months or less from the date of acquisition. The company places its temporary cash and short-term investments with financial institutions and limits the amount of credit exposure with any one financial institution. Concentrations of credit risk with respect to accounts receivable are limited due to the large number of customers and relatively small account balances within the majority of the company's customer base, and their dispersion across different businesses and geographic areas.

Inventory valuation

Inventories are valued at the lower of cost or market. Cost is determined on the last-in, first-out (LIFO) basis for most U.S. inventories, and on the first-in, first-out (FIFO) basis for most non-U.S. inventories.

Fixed assets and depreciation

Property, plant and equipment are stated at cost and depreciated principally using the straight-line method over estimated useful lives: machinery and equipment principally three to 15 years and buildings up to 50 years. Major improvements which add to productive capacity or extend the life of an asset are capitalized while repairs and maintenance are charged to expense as incurred. Rental equipment is depreciated on the straight-line method over appropriate periods, principally three to ten years. Other depreciable assets are depreciated using either the straight-line method or accelerated methods. Properties leased under capital leases are amortized on a straight-line basis over the primary lease terms.

Capitalized computer software costs

The company capitalizes certain costs of internally developed software. Capitalized costs include purchased materials and services, payroll and payroll related costs and interest costs. The cost of internally developed software is amortized on a straight-line basis over appropriate periods, principally three to seven years.

Rental arrangements and advance billings

The company rents equipment to its customers, primarily postage meters, mailing equipment and shipping systems under short-term rental agreements, generally for periods of three months to three years. Charges for equipment rental and maintenance contracts are billed in advance; the related revenue is included in advance billings and taken into income as earned.

Financing transactions

At the time a finance transaction is consummated, the company's finance operations record the gross finance receivable, unearned income and the estimated residual value of leased equipment. Unearned income represents the excess of the gross finance receivable plus the estimated residual value over the cost of equipment or contract acquired. Unearned income is recognized as financing income using the interest method over the term of the transaction and is included in rentals and financing revenue in the Consolidated Statements of Income. Initial direct costs incurred in consummating a transaction are accounted for as part of the investment in a lease and amortized to income using the interest method over the term of the lease.

In establishing the provision for credit losses, the company has successfully utilized an asset-based percentage. This percentage varies depending on the nature of the asset, recent historical experience, vendor recourse, management judgment and the credit rating of the respective customer. The company evaluates the collectibility of its net investment in finance receivables based upon its loss experience and assessment of prospective risk, and does so through ongoing reviews of its exposures to net asset impairment. The carrying value of its net investment in finance receivables is adjusted to the estimated collectible amount through adjustments to the allowance for credit losses. Finance receivables are charged to the allowance for credit losses after collection efforts are exhausted and the account is deemed uncollectible.

The company's general policy is to discontinue income recognition for finance receivables contractually past due for over 90 to 120 days depending on the nature of the transaction. Resumption of income recognition occurs when payments reduce the account to 60 days or less past due. However, large-ticket external transactions are reviewed on an individual basis. Income recognition is normally discontinued as soon as it is apparent that the obligor will not be making payments in accordance with lease terms and resumed after the company has sufficient experience on resumption of payments to be satisfied that such payments will continue in accordance with the original or restructured contract terms.

The company has, from time to time, sold selected finance assets. The company follows Statement of Financial Accounting Standards (FAS) No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," when accounting for its sale of finance assets. All assets obtained or liabilities incurred in consideration are recognized as proceeds of the sale and any gain or loss on the sale is recognized in earnings.

The company's investment in leveraged leases consists of rentals receivable net of principal and interest on the related nonrecourse debt, estimated residual value of the leased property and unearned income. The unearned income is recognized as leveraged lease revenue in income from investments over the lease term.

Goodwill

Goodwill represents the excess of cost over the value of net tangible assets acquired in business combinations and is amortized using the straight-line method over appropriate periods, principally 40 years. Goodwill and other long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be fully recoverable. If such a change in circumstances occurs, the related estimated future undiscounted cash flows expected to result from the use of the asset and its eventual disposition, are compared to the carrying amount. If the sum of the expected cash flows is less than the carrying amount, the company records an impairment loss. The impairment loss is measured as the amount by which the carrying amount exceeds the fair value of the asset.

Revenue

In December 1999, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin (SAB) No. 101, "Revenue Recognition in Financial Statements," summarizing certain guidance in applying generally accepted accounting principles to revenue recognition in financial statements. The company adopted the provisions of SAB No. 101 in the fourth quarter of 2000, retroactive to January 1, 2000. The adoption of SAB No. 101 resulted in a one-time cumulative after-tax reduction in net income of $4.7 million (net of taxes of approximately $3.1 million). The reduction to net income is primarily attributable to the deferral of sales recognition of software-enabled mail creation equipment and shipping products prior to installation. The change in accounting had no material impact on quarterly results, and as a result, quarterly information is not restated. The pro forma effect of retroactive application of this new method of accounting would not materially affect the results of operations for the years ended December 31, 1999 and 1998.

Revenue is recognized when earned. Sales revenue is recognized when the risks of ownership have been transferred to the buyer, which is generally when shipped. Sales revenue from customized equipment and software, including software-enabled mail creation equipment and shipping products, is generally recognized when installed. Sales revenue from sales type leases is generally recognized at the inception of the lease. Support services revenue is primarily recognized over the term of the service contract or as services are rendered.

Costs and expenses

Operating expenses of field sales and service offices are included in selling, service and administrative expenses because no meaningful allocation of such expenses to cost of sales, rentals and financing or support services is practicable.

Income taxes

The deferred tax provision is determined under the liability method. Deferred tax assets and liabilities are recognized based on differences between the book and tax bases of assets and liabilities using currently enacted tax rates. The provision for income taxes is the sum of the amount of income tax paid or payable for the year as determined by applying the provisions of enacted tax laws to the taxable income for that year and the net change during the year in the company's deferred tax assets and liabilities.

Deferred taxes on income result principally from expenses not currently recognized for tax purposes, the excess of tax over book depreciation, recognition of lease income and gross profits on sales to finance subsidiaries.

For tax purposes, income from leases is recognized under the operating method and represents the difference between gross rentals billed and depreciation expense.

It has not been necessary to provide for income taxes on $310 million of cumulative undistributed earnings of subsidiaries outside the U.S. These earnings will be either indefinitely reinvested or remitted substantially free of additional tax. Determination of the liability that would result in the event all of these earnings were remitted to the U.S. is not practicable. It is estimated, however, that withholding taxes on such remittances would approximate $9 million.

Nonpension postretirement benefits and postemployment benefits

It is the company's practice to fund amounts for nonpension postretirement and postemployment benefits as incurred. See Note 11 to the consolidated financial statements.

Earnings per share

Basic earnings per share is based on the weighted average number of common shares outstanding during the year, whereas diluted earnings per share also gives effect to all dilutive potential common shares that were outstanding during the period. Dilutive potential common shares include preference stock, preferred stock and stock option and purchase plan shares.

Foreign exchange

Assets and liabilities of subsidiaries operating outside the U.S. are translated at rates in effect at the end of the period, and revenues and expenses are translated at average rates during the period. Net deferred translation gains and losses are included in accumulated other comprehensive income in stockholders' equity.

The company enters into foreign exchange contracts for purposes other than trading primarily to minimize its risk of loss from exchange rate fluctuations on the settlement of intercompany receivables and payables arising in connection with transfers of finished goods, inventories between affiliates and certain intercompany loans. Gains and losses on foreign exchange contracts entered into as hedges are deferred and recognized as part of the cost of the underlying transaction. At December 31, 2000, the company had approximately $331 million of foreign exchange contracts outstanding, most of which mature in 2001, to buy or sell various currencies. Risks arise from the possible non-performance by counterparties in meeting the terms of their contracts and from movements in securities values, interest and/or exchange rates. However, the company does not anticipate non-performance by the counterparties as they are composed of a number of major international financial institutions. Maximum risk of loss on these contracts is limited to the amount of the difference between the spot rate at the date of the contract delivery and the contracted rate.

Reclassification

Certain prior year amounts in the consolidated financial statements have been reclassified to conform with the current year presentation. See Note 12 to the consolidated financial statements.

2    Inventories

Inventories consist of the following:

December 31                                  2000         1999
                                        ----------------------
Raw materials
  and work in process                   $  67,990     $ 41,149
Supplies and service parts                 38,708      122,726
Finished products                          61,271       93,577
                                        ----------------------
Total                                   $ 167,969     $257,452
                                        ======================

If all inventories valued at LIFO had been stated at current costs, inventories would have been $14.2 million and $22.4 million higher than reported at December 31, 2000 and 1999, respectively.

3    Fixed assets

December 31                                 2000           1999
                                     --------------------------
Land                                 $    34,289    $    34,697
Buildings                                298,496        305,111
Machinery and equipment                  862,534        847,390
                                     --------------------------
                                       1,195,319      1,187,198
Accumulated depreciation                (704,007)      (703,017)
                                     --------------------------
Property, plant and equipment, net   $   491,312    $   484,181
                                     --------------------------
Rental equipment
  and related inventories            $ 1,218,251    $ 1,706,306
Accumulated depreciation                (597,410)      (895,518)
                                     --------------------------
Rental equipment and
  related inventories, net           $   620,841    $   810,788
                                     ==========================

Property leased
  under capital leases               $    19,059    $    27,217
Accumulated amortization                 (16,756)       (16,077)
                                     --------------------------
Property leased
  under capital leases, net          $     2,303    $    11,140
                                     ==========================

4    Current liabilities

Accounts payable and accrued liabilities and notes payable and current portion of long-term obligations are comprised as follows:

December 31                                2000         1999
                                     -----------------------
Accounts payable--trade              $  254,425   $  233,947
Accrued salaries, wages
  and commissions                       121,497      138,132
Accrued pension benefits                 26,353       29,086
Accrued nonpension
  postretirement benefits                15,500       15,500
Accrued postemployment benefits           6,900        6,900
Miscellaneous accounts
  payable and accrued liabilities       570,608      492,261
                                     -----------------------
Accounts payable
  and accrued liabilities            $  995,283   $  915,826
                                     =======================

Notes payable and overdrafts         $  798,963   $1,128,332
Current portion of long-term debt       477,267      190,391
Current portion of
  capital lease obligations               1,711        1,609
                                     -----------------------
Notes payable and current
  portion of long-term obligations   $1,277,941   $1,320,332
                                     =======================

In countries outside the U.S., banks generally lend to non-finance subsidiaries of the company on an overdraft or term-loan basis. These overdraft arrangements and term-loans, for the most part, are extended on an uncommitted basis by banks and do not require compensating balances or commitment fees.

Notes payable were issued as commercial paper, loans against bank lines of credit, or to trust departments of banks and others at below prevailing prime rates. Fees paid to maintain lines of credit were $.8 million in 2000, $1.0 million in 1999, and $.9 million in 1998.

At December 31, 2000, U.S. notes payable totaled $799.0 million. Unused credit facilities outside the U.S. totaled $30.6 million at December 31, 2000, of which $20.1 million were for finance operations. In the U.S., the company, together with its financial service businesses, had unused credit facilities of $1.5 billion at December 31, 2000, largely in support of commercial paper borrowings. The weighted average interest rates were 6.5% and 3.6% on notes payable and overdrafts outstanding at December 31, 2000 and 1999, respectively.

The company periodically enters into interest rate swap agreements as a means of managing interest rate risk on both its U.S. and non-U.S. debt. The interest differential to be paid or received is recognized over the life of the agreements as an adjustment to interest expense. The company is exposed to credit losses in the event of non-performance by swap counterparties to the extent of the difference between the fixed and variable rates; such risk is considered minimal.

The company enters into interest rate swap agreements primarily through Pitney Bowes Credit Corporation (PBCC), a wholly-owned subsidiary of the company. It has been the policy and objective of the company to use a balanced mix of debt maturities, variable and fixed rate debt and interest rate swap agreements to manage interest rate risk. The company's variable and fixed rate debt mix, after adjusting for the effect of interest rate swap agreements, was 48% and 52%, respectively, at December 31, 2000. The company utilizes interest rate swap agreements when it considers the economic benefits to be favorable. At December 31, 2000, the company had outstanding interest rate swap agreements with notional principal amounts of $599.8 million and terms expiring at various dates from 2002 to 2009. The company exchanged $249.8 million notional principal amounts of variable commercial paper rates on an equal notional amount of notes payable and overdrafts for fixed rates ranging from 5.5% to 8.9%. In addition, the company exchanged $350.0 million notional principal amounts of fixed rate debt on an equal notional amount of variable rate debt. The variable rates for the swaps are based on six month LIBOR plus a spread, equal to the difference between the fixed rate of the debt and the fixed rate currently available for similar debt.

Current liabilities of Office Systems have been classified in net assets of discontinued operations at December 31, 2000 (See Note 12).

5    Long-term debt

December 31                                  2000        1999
                                      -----------------------
Non-financial services debt:
   5.50% notes due 2004                $  200,000    $200,000
   6.46% to 6.84% notes due 2004          150,000     150,000
   5.95% notes due 2005                   300,000     300,000
   Other                                       --       7,748
Financial services debt:
  Senior notes:
   6.78% to 6.80% notes due 2001               --     200,000
   6.77% or 7.23% notes due 2001               --     282,000
   6.63% notes due 2002                   100,000     100,000
   6.73% notes due 2002                   100,000          --
   5.65% notes due 2003                   250,000     250,000
   7.44% notes due 2003                   134,000          --
   8.80% notes due 2003                   150,000     150,000
   6.93% notes due 2004                   100,000          --
   8.63% notes due 2008                   100,000     100,000
   9.25% notes due 2008                   100,000     100,000
   8.55% notes due 2009                   150,000     150,000
   7.51% notes due 2002 thru 2012          40,819          --
Other                                       7,128       8,108
                                       ----------------------
Total long-term debt                   $1,881,947  $1,997,856
                                       ======================

The company has a medium-term note facility, which was established as a part of the company's shelf registrations, permitting issuance of up to $500 million in debt securities with a minimum maturity of nine months, of which $300 million remained available at December 31, 2000.

PBCC has $425 million of unissued debt securities available from a shelf registration statement filed with the SEC in July 1998. As part of this shelf registration statement, in August 1999, PBCC established a medium-term note program for the issuance from time to time of up to $500 million aggregate principal amount of Medium-Term Notes, Series D, of which $175 million remained available at December 31, 2000.

The annual maturities of the outstanding debt during each of the next five years are as follows: 2001, $477.3 million; 2002, $201.8 million; 2003, $536.4 million; 2004, $452.6 million; 2005, $302.8 million; and $388.3 million thereafter.

Under terms of their senior and subordinated loan agreements, certain of the finance operations are required to maintain earnings before taxes and interest charges at prescribed levels. With respect to such loan agreements, the company will endeavor to have these finance operations maintain compliance with such terms and, under certain loan agreements, is obligated, if necessary, to pay to these finance operations amounts sufficient to maintain a prescribed ratio of earnings available for fixed charges. The company has not been required to make any such payments to maintain earnings available for fixed charges coverage.

6    Preferred stockholders' equity in a subsidiary company

Preferred stockholders' equity in a subsidiary company represents 3,000,000 shares of variable term voting preferred stock issued by Pitney Bowes International Holdings, Inc., a subsidiary of the company, which are owned by certain outside institutional investors. These preferred shares are entitled to 25% of the combined voting power of all classes of capital stock. All outstanding common stock of Pitney Bowes International Holdings, Inc., representing the remaining 75% of the combined voting power of all classes of capital stock, is owned directly or indirectly by Pitney Bowes Inc. The preferred stock, $.01 par value, is entitled to cumulative dividends at rates set at auction. The weighted average dividend rate in 2000 and 1999 was 4.7% and 4.0%, respectively. Preferred dividends are reflected in the Consolidated Statements of Income in selling, service and administrative expenses. The preferred stock is subject to mandatory redemption based on certain events, at a redemption price not less than $100 per share, plus the amount of any dividends accrued or in arrears. No dividends were in arrears at December 31, 2000 or 1999.

In 1998, the company sold 100 shares of 9.11% Cumulative Preferred Stock, mandatorily redeemable in 20 years, in a subsidiary company to an institutional investor for approximately $10 million.

7    Capital stock and capital in excess of par value

At December 31, 2000, 480,000,000 shares of common stock, 600,000 shares of cumulative preferred stock, and 5,000,000 shares of preference stock were authorized, and 248,800,052 shares of common stock (net of 74,537,860 shares of treasury stock), 588 shares of 4% Convertible Cumulative Preferred Stock (4% preferred stock) and 64,135 shares of $2.12 Convertible Preference Stock ($2.12 preference stock) were issued and outstanding. In the future, the Board of Directors can issue the balance of unreserved and unissued preferred stock (599,412 shares) and preference stock (4,935,865 shares). This will determine the dividend rate, terms of redemption, terms of conversion (if any) and other pertinent features. At December 31, 2000, unreserved and unissued common stock (exclusive of treasury stock) amounted to 116,285,844 shares.

The 4% preferred stock outstanding, entitled to cumulative dividends at the rate of $2 per year, can be redeemed at the company's option, in whole or in part at any time, at the price of $50 per share, plus dividends accrued to the redemption date. Each share of the 4% preferred stock can be converted into
24.24 shares of common stock, subject to adjustment in certain events.

The $2.12 preference stock is entitled to cumulative dividends at the rate of $2.12 per year and can be redeemed at the company's option at the rate of $28 per share. Each share of the $2.12 preference stock can be converted into 16 shares of common stock, subject to adjustment in certain events.

At December 31, 2000, a total of 1,040,413 shares of common stock were reserved for issuance upon conversion of the 4% preferred stock (14,253 shares) and $2.12 preference stock (1,026,160 shares). In addition, 1,972,740 shares of common stock were reserved for issuance under the company's dividend reinvestment and other corporate plans.

Each share of common stock outstanding has attached one preference share purchase right. Each right entitles each holder to purchase 1/200th of a share of Series A Junior Participating Preference Stock for $97.50 and will expire in February 2006. Following a merger or certain other transactions, the rights will entitle the holder to purchase common stock of the company or the acquirers at a 50% discount.

8    Stock plans

The company has the following stock plans which are described below: the U.S. and U.K. Stock Option Plans (ESP), the U.S. and U.K. Employee Stock Purchase Plans (ESPP), and the Directors' Stock Plan.

The company adopted FAS No. 123, "Accounting for Stock-Based Compensation," on January 1, 1996. Under FAS No. 123, companies can, but are not required to, elect to recognize compensation expense for all stock-based awards using a fair value methodology. The company has adopted the disclosure-only provisions, as permitted by FAS No. 123. The company applies Accounting Principles Board Opinion No. 25 and related interpretations in accounting for its stock-based plans. Accordingly, no compensation expense has been recognized for the ESP or the ESPP, except for the compensation expense recorded for its performance-based awards under the ESP and the Directors' Stock Plan as discussed herein. If the company had elected to recognize compensation expense based on the fair value method as prescribed by FAS No. 123, net income and earnings per share for the years ended 2000, 1999 and 1998 would have been reduced to the following pro forma amounts:

                                    2000          1999          1998
                             ---------------------------------------

Net Income
  As reported                $   622,546   $   636,212   $   576,394
  Pro forma                  $   597,799   $   619,625   $   567,907
Basic earnings per share
  As reported                $      2.43   $      2.38   $      2.10
  Pro forma                  $      2.33   $      2.32   $      2.07
Diluted earnings per share
  As reported                $      2.41   $      2.34   $      2.06
  Pro forma                  $      2.31   $      2.28   $      2.03
                             ---------------------------------------

In accordance with FAS No. 123, the fair value method of accounting has not been applied to awards granted prior to January 1, 1995. Therefore, the resulting pro forma impact may not be representative of that to be expected in future years.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

                                  2000    1999    1998
                                  --------------------

Expected dividend yield            2.9%    2.0%    1.5%
Expected stock price volatility     27%     21%     18%
Risk-free interest rate              6%      6%      5%
Expected life (years)                5       5       5
                                  --------------------

Stock Option Plans

Under the company's stock option plans, certain officers and employees of the U.S. and the company's participating subsidiaries are granted options at prices equal to the market value of the company's common shares at the date of grant. Options generally become exercisable in three equal installments during the first three years following their grant and expire after ten years. In 1999, the plans were amended to allow options granted on or after January 1, 1999 to be fully vested to optionees (or their beneficiaries) in certain events. In addition, the U.S. stock option plan was amended to permit optionees to gift vested options to family members, trusts or partnerships. At December 31, 2000, there were 9,635,373 options available for future grants under these plans. The per share weighted average fair value of options granted was $9 in 2000, $15 in 1999 and $11 in 1998.

The following table summarizes information about stock option transactions:

                                                           Per share
                                                            weighted
                                                             average
                                                            exercise
                                           Shares              price
                                       -----------------------------
Options outstanding
  at January 1, 1998                    5,373,124                $23
  Granted                               3,039,344                $47
  Exercised                              (884,512)               $17
  Canceled                               (142,953)               $40
                                       -----------------------------
Options outstanding
  at December 31, 1998                  7,385,003                $33
  Granted                               3,288,716                $65
  Exercised                              (967,657)               $21
  Canceled                               (208,065)               $52
                                       -----------------------------
Options outstanding
  at December 31, 1999                  9,497,997                $45
  Granted                               9,372,320                $35
  Exercised                              (812,122)               $21
  Canceled                               (670,477)               $55
                                       -----------------------------
Options outstanding
  at December 31, 2000                 17,387,718                $40
                                       =============================


Options exercisable
  at December 31, 1998                  2,966,399                $21
                                       =============================

Options exercisable
  at December 31, 1999                  3,790,291                $29
                                       =============================

Options exercisable
  at December 31, 2000                  5,420,101                $39
                                       =============================

The following table summarizes information about stock options outstanding and exercisable at December 31, 2000:

                              Options Outstanding
  ----------------------------------------------------------------------------
                                               Weighted              Per share
         Range of                               average               weighted
        per share                              remaining               average
  exercise prices         Number        contractual life        exercise price
------------------------------------------------------------------------------
          $12-$18         503,206              3.6 years                   $16
          $19-$28       6,662,619              9.4 years                   $27
          $29-$43       1,996,113              7.9 years                   $33
          $44-$66       8,225,780              9.0 years                   $53
------------------------------------------------------------------------------
                       17,387,718              8.9 years
==============================================================================


                              Options Exercisable
-------------------------------------------------------------------------------
                                                                      Per share
         Range of                                                      weighted
        per share                                                       average
  exercise prices                   Number                       exercise price
-------------------------------------------------------------------------------
          $12-$18                   503,206                                 $16
          $19-$28                   852,794                                 $23
          $29-$43                 1,394,381                                 $31
          $44-$66                 2,669,720                                 $54
-------------------------------------------------------------------------------
                                  5,420,101
===============================================================================

Beginning in 1997, certain employees eligible for performance-based compensation may defer up to 100% of their annual awards, subject to the terms and conditions of the Pitney Bowes Deferred Incentive Savings Plan. Participants may allocate deferred compensation among specified investment choices, including stock options under the U.S. stock option plan. Stock options acquired under this plan are generally exercisable three years following their grant and expire after a period not to exceed ten years. There were 285,289, 220,647 and 156,158 options outstanding under this plan at December 31, 2000, 1999 and 1998, respectively, which are included in outstanding options under the company's U.S. stock option plan. The per share weighted average fair value of options granted was $12 in 2000, $16 in 1999 and $10 in 1998.

The U.S. stock option plan permits the issuance of restricted stock. Restricted stock awards are subject to both tenure and financial performance over three years. The restrictions on the shares are released, in total or in part, only if the executive is still employed by the company at the end of the performance period and if the performance objectives are achieved. The compensation expense for each award is recognized over the performance period. There were no shares awarded in 2000, 1999 and 1998. Compensation expense recorded by the company related to these awards was $1.7 million in 1998.

Employee Stock Purchase Plans

The U.S. ESPP enables substantially all employees to purchase shares of the company's common stock at a discounted offering price. In 2000, the offering price was 90% of the average closing price of the company's common stock on the New York Stock Exchange for the 30 day period preceding the offering date. At no time will the exercise price be less than the lowest price permitted under
Section 423 of the Internal Revenue Code. The U.K. ESPP enables eligible employees of the company's participating U.K. subsidiaries to purchase shares of the company's stock at a discounted offering price. In 2000, the offering price was 90% of the average closing price of the company's common stock on the New York Stock Exchange for the three business days preceding the offering date. The company may grant rights to purchase up to 8,935,733 common shares to its regular employees under these plans. The company granted rights to purchase 758,741 shares in 2000, 1,016,480 shares in 1999, and 593,256 shares in 1998.
The per share fair value of rights granted was $9 in 2000, $11 in 1999 and $7 in 1998 for the U.S. ESPP and $10 in 2000, $17 in 1999 and $14 in 1998 for the U.K. ESPP.

Directors' Stock Plan

Under this plan, each non-employee director is granted 1,400 shares of restricted common stock annually as part of their compensation. Shares granted at no cost to the directors were 13,475 in 2000, 12,600 in 1999 and 11,600 in 1998. Compensation expense recorded by the company was $320,000, $873,000 and $560,000 for 2000, 1999 and 1998, respectively. The shares carry full voting and dividend rights but, except as provided herein, may not be transferred or alienated until the later of (1) termination of service as a director, or, if earlier, the date of a change of control, or (2) the expiration of the six month period following the grant of such shares. In 1999, the Directors' Stock Plan was amended to permit certain dispositions of restricted common stock to family members, trusts or partnerships, as well as donations to charity after the expiration of the six month holding period, provided the director retain restricted common stock with a minimum market value of $350,000. The per share weighted average fair value of shares granted was $30 in 2000, $57 in 1999 and $42 in 1998.

Beginning in 1997, non-employee directors may defer up to 100% of their eligible compensation, subject to the terms and conditions of the Pitney Bowes Deferred Incentive Savings Plan for directors. Participants may allocate deferred compensation among specified investment choices, including stock options under the Directors' Stock Plan. Stock options acquired under this plan are generally exercisable three years following their grant and expire after a period not to exceed ten years. There were 18,136, 8,823 and 4,822 options outstanding under this plan at December 31, 2000, 1999 and 1998, respectively. The per share weighted average fair value of options granted was $10 in 2000, $14 in 1999 and $12 in 1998.

9    Earnings per share

A reconciliation of the basic and diluted earnings per share computations for income from continuing operations for the years ended December 31, 2000, 1999 and 1998 is as follows:

                                                  2000
                                   ------------------------------------
                                                                 Per
                                      Income     Shares         Share
                                   ------------------------------------
Income from
  continuing operations            $ 563,125
Less:
  Preferred stock dividends               (1)
  Preference stock dividends            (139)
                                   ------------------------------------
Basic earnings per share             562,985   256,549,114    $    2.20
                                   ------------------------------------

Effect of dilutive securities:
  Preferred stock                          1        14,253
  Preference stock                       139     1,058,897
  Stock options                                    869,322
  Other                                            110,632
                                   ------------------------------------
Diluted earnings per share         $ 563,125   258,602,218    $    2.18
                                   ====================================

                                                  1999
                                   ------------------------------------
                                                                 Per
                                      Income     Shares         Share
                                   ------------------------------------

Income from
  continuing operations            $ 562,990
Less:
  Preferred stock dividends               (1)
  Preference stock dividends            (150)
                                   ------------------------------------
Basic earnings per share             562,839   267,504,030    $    2.11
                                   ------------------------------------

Effect of dilutive securities:
  Preferred stock                          1        15,185
  Preference stock                       150     1,143,691
  Stock options                                  3,008,359
  Other                                            334,878
                                   ------------------------------------
Diluted earnings per share         $ 562,990   272,006,143    $    2.07
                                   ====================================

                                                  1998
                                   ------------------------------------
                                                                 Per
                                      Income     Shares         Share
                                   ------------------------------------

Income from
  continuing operations            $ 443,149
Less:
  Preferred stock dividends               (1)
  Preference stock dividends            (164)
                                   ------------------------------------
Basic earnings per share             442,984   274,977,135    $    1.61
                                   ------------------------------------

Effect of dilutive securities:
  Preferred stock                          1        16,863
  Preference stock                       164     1,250,592
  Stock options                                  2,892,149
  Other                                            519,864
                                   ------------------------------------
Diluted earnings per share         $ 443,149   279,656,603    $    1.58
                                   ====================================


10    Taxes on income

Income from continuing operations before income taxes and the provision for income taxes consist of the following:

                                          Years ended December 31
                                   ------------------------------------
                                      2000          1999         1998
                                   ------------------------------------

Income from continuing
operations before
income taxes:
  U.S                              $ 679,734     $ 713,863    $ 573,125
  Outside the U.S.                   123,114       110,079       85,537
                                   ------------------------------------
Total                              $ 802,848     $ 823,942    $ 658,662
                                   ====================================

Provision for income taxes:
  U.S. federal:
   Current                         $  31,609     $ 114,066    $  36,361
   Deferred                          172,639        72,927      130,480
                                   ------------------------------------
                                     204,248       186,993      166,841
                                   ------------------------------------
  U.S. state and local:
   Current                             5,029        30,557        7,552
   Deferred                           (4,632)        7,997       23,566
                                   ------------------------------------
                                         397        38,554       31,118
                                   ------------------------------------
  Outside the U.S.:
   Current                            18,748        29,592       27,798
   Deferred                           16,330         5,813      (10,244)
                                   ------------------------------------
                                      35,078        35,405       17,554
                                   ------------------------------------
  Total current                       55,386       174,215       71,711
  Total deferred                     184,337        86,737      143,802
                                   ------------------------------------
Total                              $ 239,723     $ 260,952    $ 215,513
                                   ====================================

Including discontinued operations, the provision for income taxes consists of the following:

                                             Years ended December 31
                                      ------------------------------------
                                          2000          1999          1998
                                      ------------------------------------
U.S. federal                          $236,872    $  223,699    $  236,031
U.S. state and local                     8,173        47,460        45,767
Outside the U.S.                        37,065        38,049        19,675
                                      ------------------------------------
Total                                 $282,110    $  309,208    $  301,473
                                      ====================================



A reconciliation of the U.S. federal statutory rate to the company's effective tax rate for continuing operations follows:

                                          2000          1999          1998
                                          --------------------------------

U.S. federal statutory rate               35.0%         35.0%         35.0%
State and local income taxes               0.1           3.0           3.1
Foreign tax differential                  (1.0)         (0.4)         (1.9)
Partnership leasing transactions          (3.2)         (3.2)         (1.6)
Other                                     (1.0)         (2.7)         (1.9)
                                          --------------------------------
Effective income tax rate                 29.9%         31.7%         32.7%
                                          ================================



The effective tax rate for discontinued operations in 2000, 1999 and 1998 differs from the statutory rate due primarily to state and local income taxes.

Deferred tax liabilities and (assets)

December 31                                             2000          1999
                                                  ------------------------
Deferred tax liabilities:
  Depreciation                                    $  118,036    $  117,657
  Deferred profit
   (for tax purposes) on
   sales to finance subsidiaries                     449,306       429,955
  Lease revenue and
   related depreciation                              995,698       855,000
  Loss on the sale of preferred stock                 99,781        99,781
  Other                                              159,025       150,276
                                                  ------------------------
Deferred tax liabilities                           1,821,846     1,652,669
                                                  ------------------------
Deferred tax assets:
  Nonpension postretirement
   benefits                                         (101,750)     (122,064)
  Inventory and
   equipment capitalization                          (34,900)      (38,348)
  Net operating loss carryforwards                   (27,309)      (38,175)
  Other                                             (204,649)     (218,797)
  Valuation allowance                                 24,949        35,443
                                                  ------------------------
Deferred tax assets                                 (343,659)     (381,941)
                                                  ------------------------
Net deferred taxes                                 1,478,187     1,270,728
Less: Current net deferred taxes/(a)/                251,590       188,709
                                                  ------------------------
Deferred taxes on income                          $1,226,597    $1,082,019
                                                  ========================

/(a)/ The table of deferred tax liabilities and (assets) above includes $251.6 million and $188.7 million for 2000 and 1999, respectively, of current net deferred taxes, which are included in income taxes payable in the Consolidated Balance Sheets.

The decrease in the deferred tax asset for net operating loss carryforwards and related valuation allowance was mainly due to the utilization of foreign tax loss carryforwards in Germany, Australia and France. At December 31, 2000 and 1999 approximately $69.1 million and $82.9 million, respectively, of net operating loss carryforwards were available to the company. Most of these losses can be carried forward indefinitely.


11  Retirement plans and nonpension
    postretirement benefits

The company has several defined benefit and defined contribution pension plans covering substantially all employees worldwide. Benefits are primarily based on employees' compensation and years of service. Company contributions are determined based on the funding requirements of U.S. federal and other governmental laws and regulations.

The company contributed $21.0 million, $19.7 million and $32.0 million to its defined contribution plans in 2000, 1999 and 1998, respectively.

The change in benefit obligations and plan assets and the funded status for defined benefit pension plans is as follows:

                                                                                        Pension Benefits
                                                                    ----------------------------------------------------------
                                                                             United States                     Foreign
                                                                    ----------------------------    --------------------------
December 31                                                              2000            1999            2000           1999
                                                                    ----------------------------------------------------------
Change in benefit obligation:
Benefit obligations at beginning of year                            $   996,572     $ 1,030,379     $   210,412    $   204,510
Service cost                                                             24,937          24,863           5,668          5,770
Interest cost                                                            76,064          73,340          11,967         12,171
Amendments                                                                   --              --           1,711          2,619
Plan participants contribution                                               --              --           3,231             --
Actuarial loss (gain)                                                    40,204         (58,808)         26,399         (2,969)
Foreign currency changes                                                     --              --         (15,213)        (1,102)
Benefits paid                                                           (90,810)        (73,202)        (10,257)       (10,587)
                                                                    ----------------------------------------------------------
Benefit obligations at end of year                                  $ 1,046,967     $   996,572     $   233,918    $   210,412
                                                                    ==========================================================
Change in plan assets:
Fair value of plan assets at beginning of year                      $ 1,339,387     $ 1,023,417     $   230,975    $   202,579
Actual return on plan assets                                            (71,256)        320,251          30,623         30,672
Company contribution                                                      2,052          68,921           6,135          7,782
Plan participants contributions                                              --              --           3,231             --
Foreign currency changes                                                     --              --         (15,847)           299
Benefits paid                                                           (90,810)        (73,202)        (10,257)       (10,357)
                                                                    ----------------------------------------------------------
Fair value of plan assets at end of year                            $ 1,179,373     $ 1,339,387     $   244,860    $   230,975
                                                                    ==========================================================

Funded status                                                       $   132,406     $   342,815     $    10,941    $    20,561
Unrecognized actuarial (gain) loss                                     (107,262)       (315,968)          4,994         (7,975)
Unrecognized prior service cost                                         (38,752)        (42,535)          4,195          4,756
Unrecognized transition cost                                                 80          (3,099)         (4,018)        (5,987)
                                                                    ----------------------------------------------------------
(Accrued) prepaid benefit cost                                      $   (13,528)    $   (18,787)    $    16,112    $    11,355
                                                                    ==========================================================
Amounts recognized in the Consolidated Balance Sheets consist of:
Prepaid benefit cost                                                $    22,390     $    12,887     $    22,365    $    19,683
Accrued benefit liability                                               (35,918)        (31,674)         (6,253)        (8,328)
Additional minimum liability                                             (3,186)             --            (604)          (728)
Intangible asset                                                          3,186              --             604            728
                                                                    ----------------------------------------------------------
(Accrued) prepaid benefit cost                                      $   (13,528)    $   (18,787)    $    16,112    $    11,355
                                                                    ==========================================================
Weighted average assumptions:
Discount rate                                                              7.50%           7.75%       3.0%-7.0%      3.0%-7.0%
Expected return on plan assets                                             9.55%           9.30%       4.0%-8.3%      4.0%-8.3%
Rate of compensation increase                                              4.75%           4.25%       2.0%-4.5%      2.0%-4.5%

At December 31, 2000, no shares of the company's common stock were included in the plan assets of the company's pension plan.

The company provides certain health care and life insurance benefits to eligible retirees and their dependents. The cost of these benefits are recognized over the period the employee provides credited service to the company. Substantially all of the company's U.S. and Canadian employees become eligible for retiree health care benefits after reaching age 55 and with the completion of the required service period. Postemployment benefits include primarily company-provided medical benefits to disabled employees and company-provided life insurance as well as other disability and death-related benefits to former or inactive employees, their beneficiaries and covered dependents.

During 1999, the company amended its retiree medical program to increase participants' contributions for current and future retirees and to eliminate retiree life insurance for future retirees.

The change in benefit obligations and plan assets and the funded status for nonpension postretirement benefit plans is as follows:

                                            Nonpension Postretirement Benefits
                                            -----------------------------------
December 31                                      2000                      1999
                                            -----------------------------------
Change in benefit obligation:
Benefit obligations at beginning of year    $ 264,770                 $ 314,699
Service cost                                    6,952                     9,003
Interest cost                                  17,948                    15,733
Plan participants' contributions                1,969                     1,575
Actuarial loss (gain)                          15,624                   (13,002)
Foreign currency changes                         (212)                      343
Benefits paid                                 (26,933)                  (23,781)
Plan amendments                                  (902)                  (39,800)
                                            -----------------------------------
Benefit obligations at end of year          $ 279,216                 $ 264,770
                                            ===================================

                                            Nonpension Postretirement Benefits
                                            -----------------------------------
December 31                                      2000                      1999
                                            -----------------------------------
Change in plan assets:
Fair value of plan assets at
  beginning of year                         $      --                 $      --
Company contribution                           24,964                    22,206
Plan participants' contributions                1,969                     1,575
Benefits paid                                 (26,933)                  (23,781)
                                            -----------------------------------
Fair value of plan assets at end of year    $      --                 $      --
                                            ===================================

Funded status                               $(279,216)                $(264,770)
Unrecognized actuarial loss (gain)                433                   (15,093)
Unrecognized prior service cost               (28,378)                  (34,679)
                                            -----------------------------------
Accrued benefit cost                        $(307,161)                $(314,542)
                                            ===================================


The assumed weighted average discount rate used in determining the accumulated postretirement benefit obligations was 7.50% in 2000 and 7.75% in 1999.

The components of the net periodic benefit cost for defined pension plans and nonpension postretirement benefit plans are as follows:

                                                                 Pension Benefits
                                      --------------------------------------------------------------------
                                                 United States                         Foreign
                                      ---------------------------------   --------------------------------
                                         2000        1999        1998        2000        1999        1998
                                      --------------------------------------------------------------------
Service cost                          $ 24,937    $ 24,863    $ 22,754    $  5,668    $  5,770    $  5,641
Interest cost                           76,064      73,340      70,341      11,967      12,171      12,293
Expected return on plan assets         (97,577)    (87,845)    (78,100)    (16,410)    (15,936)    (14,779)
Amortization of transition cost         (3,179)     (3,179)     (3,179)     (1,482)     (1,555)     (1,604)
Amortization of prior service costs     (3,784)     (3,784)     (3,784)      1,359       1,601       1,595
Recognized net actuarial loss              331         854         559         578       1,716          --
                                      --------------------------------------------------------------------
Net periodic benefit cost             $ (3,208)   $  4,249    $  8,591    $  1,680    $  3,767    $  3,146
                                      ====================================================================

                                            Nonpension Postretirement Benefits
                                            ----------------------------------
                                               2000        1999        1998
                                            ----------------------------------

Service cost                                $  6,952    $  9,003    $  9,423
Interest cost                                 17,948      15,733      18,952
Amortization of prior
  service costs                               (7,192)    (12,972)    (15,873)
Recognized net actuarial loss                     73          41          58
                                            --------------------------------
Net periodic benefit cost                   $ 17,781    $ 11,805    $ 12,560
                                            ================================


The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligations was 7.00% in 2001 and 7.75% in 2000. This was assumed to gradually decline to 5.00% by the year 2003 and remain at that level thereafter.

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects (in millions):

                                               1-Percentage-    1-Percentage-
                                               Point Increase   Point Decrease
                                               -------------------------------
Effect on total of service
  and interest cost components                    $ 1,016         $   976
Effect on postretirement
  benefit obligation                              $11,412         $10,910

12    Discontinued Operations

On December 11, 2000, the company announced that its Board of Directors approved a formal plan to spin-off the company's Office Systems business to stockholders as an independent, publicly traded company. The company expects the spin-off to be tax free as provided for under the Internal Revenue Code. The transaction is expected to be completed by the end of the third quarter 2001. Revenue of Office Systems was $641.3 million, $621.0 million and $591.4 million for the years ended December 31, 2000, 1999 and 1998, respectively. Net interest expense allocated to Office Systems' discontinued operations was $11.3 million, $8.7 million and $5.8 million for the years ended December 31, 2000, 1999 and 1998, respectively. Interest has been allocated based on the net assets of Office Systems charged at the company's weighted average borrowing rate. Income from Office Systems' discontinued operations after the measurement date (December 11, 2000) was approximately $3.2 million (net of taxes of $2.2 million), offset by costs and expenses directly associated with the spin-off. The company expects that income from Office Systems' discontinued operations between the measurement date and the spin-off date will exceed the total amount of costs and expenses directly associated with the spin-off. The assets of Office Systems' discontinued operations have been separately classified in the Consolidated Balance Sheet at December 31, 2000. Assets and liabilities of Office Systems' discontinued operations at December 31, 2000 and 1999, respectively, are as follows:

                                     2000         1999
                                ----------------------
Accounts receivable             $ 128,289    $ 108,214
Inventories                       153,247      126,751
Net current liabilities           (88,518)     (69,065)
                                ----------------------
Net current assets              $ 193,018    $ 165,900
                                ======================


Rental equipment and related
  inventories, net              $ 141,308    $ 134,102
Goodwill, net of amortization      53,053       46,563
Net other assets                   18,002       13,937
                                ----------------------
Net long-term assets            $ 212,363    $ 194,602
                                ======================

On January 14, 2000, the company sold Atlantic Mortgage & Investment Corporation
(AMIC), a wholly-owned subsidiary of the company, to ABN AMRO North America. The company received approximately $484 million in cash at closing. In connection with the sale, the company recorded a loss of approximately $27.6 million (net of taxes of $18.4 million) for the year ended December 31, 1999. The transaction is subject to post-closing adjustments. Revenue of AMIC was $114.9 million and $129.6 million for the years ended December 31, 1999 and 1998, respectively. Net interest expense allocated to AMIC's discontinued operations was $5.6 million and $4.9 million for the years ended December 31, 1999 and 1998, respectively. Interest has been allocated based on AMIC's net intercompany borrowing levels with PBCC, charged at PBCC's weighted average borrowing rate, offset by the interest savings PBCC realizes due to borrowings against AMIC's escrow deposits as opposed to regular commercial paper borrowings.

On October 30, 1998, Colonial Pacific Leasing Corporation (CPLC), a wholly-owned subsidiary of the company, transferred the operations, employees and substantially all assets related to its broker-oriented external financing business to General Electric Capital Corporation (GECC), a subsidiary of the General Electric Company. The company received approximately $790 million at closing. In connection with this transaction, the company recorded a gain of approximately $3.7 million (net of taxes of $2.0 million) for the year ended December 31, 1999. This gain resulted from the settlement of post-closing adjustments in 1999 related to the sale, offset by the cost of settlement with regard to a dispute with GECC over certain assets that were included in the sale.

Revenue of CPLC was $113.8 million for the year ended December 31, 1998. Income from discontinued operations includes allocated interest expense of $33.9 million for the year ended December 31, 1998. Interest expense has been allocated based on CPLC's intercompany borrowing levels with PBCC, charged at PBCC's weighted average borrowing rate.

Operating results of Office Systems, AMIC and CPLC have been segregated and reported as discontinued operations in the Consolidated Statements of Income. Prior year results have been reclassified to conform to the current year presentation. Net assets of Office Systems' and AMIC's discontinued operations have been separately classified in the Consolidated Balance Sheets at December 31, 2000 and 1999, respectively. Cash flow impacts of discontinued operations have not been segregated in the Consolidated Statements of Cash Flows. Details of income from discontinued operations, net of income tax, are as follows:

                                 2000        1999         1998
                              --------------------------------
Office Systems                $64,104     $96,169     $ 99,363
AMIC                               --         971       25,429
CPLC                               --          --        8,453
                              --------------------------------
                              $64,104     $97,140     $133,245
                              ================================

13   Commitments, contingencies and regulatory matters

The company's finance subsidiaries had no unfunded commitments to extend credit to customers at December 31, 2000. The company evaluates each customer's creditworthiness on a case-by-case basis. Upon extension of credit, the amount and type of collateral obtained, if deemed necessary by the company, is based on management's credit assessment of the customer. Fees received under the agreements are recognized over the commitment period. The maximum risk of loss arises from the possible non-performance of the customer to meet the terms of the credit agreement. As part of the company's review of its exposure to risk, adequate provisions are made for finance assets, which may be uncollectible.

From time to time, the company is a party to lawsuits that arise in the ordinary course of its business. These lawsuits may involve litigation by or against the company to enforce contractual rights under vendor, insurance, or other contracts; lawsuits relating to intellectual property or patent rights; equipment, service or payment disputes with customers; disputes with employees; or other matters. The company is currently a plaintiff or a defendant in a number of lawsuits, none of which should have, in the opinion of management and legal counsel, a material adverse effect on the company's financial position or results of operations.

The company is subject to federal, state and local laws and regulations relating to the environment and is currently named as a member of various groups of potentially responsible parties in administrative or court proceedings. As previously announced by the company, in 1996 the Environmental Protection Agency
(EPA) issued an administrative order directing the company to be part of a soil cleanup program at the Sarney Farm site in Amenia, New York. The site was operated as a landfill between the years 1968 and 1970 by parties unrelated to the company, and wastes from a number of industrial sources were disposed there. The company does not concede liability for the condition of the site, but is working with the EPA and other potentially responsible parties to evaluate remediation options and to negotiate allocation of past and future remediation costs. Based on the facts presently known, the company estimates the total cost of our remediation effort to be approximately $5 million. This amount has been recorded as a liability in the Consolidated Balance Sheet at December 31, 2000. All of these proceedings are at various stages of activity, and it is difficult to estimate with any certainty the total cost of remediating, the timing and extent of remedial actions which may be required by governmental authorities. However, the company does not believe that the outcome of these proceedings will have a material adverse effect on its financial condition or results of operations.

In 2000, the U.S. Postal Service (USPS) issued a proposed schedule for the phaseout of manually reset electronic meters in the U.S. As of February 1, 2000, new placements of manually reset electronic meters are no longer permitted. Current users of manually reset electronic meters can continue to use these meters for the term of their current rental and lease agreements. Leases or rentals due to expire in 2000 can be extended to December 31, 2001.

In August 2000, the USPS also issued a proposal to cease placements of non-digital, or letterpress, meters. New placements of non-digital meters with a "timeout" feature that enables the meters to be automatically disabled, if not reset within a specified time period are no longer permitted after December 2003. New placements of non-digital meters without the "timeout" feature are no longer permitted after June 2001.

The company has submitted comments to the USPS's proposed schedules described above. Based on the proposed schedule, the company believes that the phaseout of manually reset electronic meters will not cause a material adverse financial impact on the company. The company is working with the USPS to meet the non-digital meter phaseout schedule and is currently evaluating the potential financial impact on the company.

As a result of the company's aggressive efforts to meet the USPS's mechanical meter migration phaseout schedule combined with the company's ongoing and continuing investment in advanced postage evidencing technologies, mechanical meters represented less than 1% of the company's installed U.S. meter base at December 31, 2000 and 1999, respectively. The company continues to work in close cooperation with the USPS to convert those mechanical meter customers who have not migrated to digital or electronic meters.

In May 1995, the USPS publicly announced its concept of its Information Based Indicia Program (IBIP) for future postage evidencing devices. As initially stated by the USPS, the purpose of the program was to develop a new standard for future digital postage evidencing devices which would significantly enhance postal revenue security and support expanded USPS value-added services to mailers. The program would consist of the development of four separate specifications: (i) the Indicium specification--the technical specifications for the indicium to be printed; (ii) a Postal Security Device specification--the technical specification for the device that would contain the accounting and security features of the system; (iii) a Host specification; and (iv) a Vendor Infrastructure specification.

During the period from May 1995 through December 31, 2000, the company has submitted extensive comments to a series of proposed IBIP specifications issued by the USPS. In March 2000, the USPS issued the latest set of proposed specifications, entitled "Performance Criteria for Information Based Indicia and Security Architecture for Open IBI Postage Evidencing Systems" (the IBI Performance Criteria). The company has submitted comments to the IBI Performance Criteria. In September and October 2000, the USPS issued further proposed regulations regarding postage evidencing systems using Information Based Indicia, titled "Refunds and Exchanges" and "Production, Distribution and Use of Postal Security Devices and Information-Based Indicia." The company has submitted comments regarding those proposed regulations.

In March 2000, the company received approval from the USPS for the commercial launch of the Internet version of a product which satisfies the proposed IBI Performance Criteria, ClickStamp/TM/ Online.

In June 1999, the company was served with a Civil Investigative Demand (CID) from the Justice Department's Antitrust Division. A CID is a tool used by the Antitrust Division for gathering information and documents. The company believes that the Justice Department may be reviewing the company's efforts to protect its intellectual property rights. The company believes it has complied fully with the antitrust laws and is cooperating fully with the department's investigation.

In August 1999, the USPS and the company announced that they had reached an agreement (USPS Settlement) resolving a lawsuit filed by the company in 1997. The lawsuit arose out of a dispute over a 1978 Statement of Understanding authorizing the company to offer Postage by Phone(R), its proprietary version of the Computerized Meter Resetting System. Under the terms of the agreement, the company received $51.8 million, representing a portion of the financial benefit that the USPS obtained as a result of the revised regulations. This payment, net of related legal expenses of $2.2 million, was recorded as other income in the Consolidated Statement of Income for the year ended December 31, 1999.

14   Leases

In addition to factory and office facilities owned, the company leases similar properties, as well as sales and service offices, equipment and other properties, generally under long-term lease agreements extending from three to 25 years. Certain of these leases have been capitalized at the present value of the net minimum lease payments at inception. Amounts included under liabilities represent the present value of remaining lease payments.

Future minimum lease payments under both capital and operating leases at December 31, 2000 are as follows:

                                          Capital   Operating
Years ending December 31                   leases      leases
                                          -------------------
2001                                       $2,620    $ 51,369
2002                                        2,216      41,347
2003                                        1,858      28,438
2004                                        1,354      17,751
2005                                          424      11,266
Thereafter                                    113      34,087
                                           ------------------
Total minimum lease payments               $8,585    $184,258
                                                     ========
Less: Amount representing interest          2,214
                                            -----
Present value of net minimum
  lease payments                           $6,371
                                           ======

Rental expense was $103.5 million, $99.1 million and $109.2 million in 2000, 1999 and 1998, respectively.

15   Financial services

The company has several consolidated finance operations which are engaged in lease financing of the company's products in the U.S., Canada, the U.K., Germany, France, Norway, Ireland, Australia, Austria, Spain, Switzerland, Sweden and Italy, as well as other financial services to the commercial and industrial markets in the U.S.

As discussed in Note 12, CPLC transferred the operations, employees and substantially all assets related to its broker-oriented external financing business to GECC in 1998.

Condensed financial data for the consolidated finance operations follows:

Condensed summary of operations

Years ended December 31                          2000         1999         1998
                                             ----------------------------------
Revenue                                      $671,529     $667,757     $600,693
                                             ----------------------------------
Costs and expenses                            220,479      244,019      184,213

Interest, net                                 126,728      132,913      139,845
                                             ----------------------------------
  Total expenses                              347,207      376,932      324,058
                                             ----------------------------------
Income before income taxes                    324,322      290,825      276,635

Provision for income taxes                     73,532       71,312       71,952
                                             ----------------------------------
Income from continuing operations             250,790      219,513      204,683

Income from discontinued
  operations, net of income tax                    --           --        8,453

Gain on sale of discontinued
  operations, net of income tax                    --        3,682           --
                                             ----------------------------------
Net income                                   $250,790     $223,195     $213,136
                                             ==================================

Condensed balance sheet

December 31                                                   2000         1999
                                                        -----------------------
Cash and cash equivalents                               $   88,051   $  142,782

Finance receivables, net                                 1,592,920    1,779,696

Accounts receivable                                         27,454       49,413

Other current assets and prepayments                       106,309       98,292
                                                        -----------------------
  Total current assets                                   1,814,734    2,070,183

Long-term finance receivables, net                       1,980,876    1,907,431

Investment in leveraged leases                           1,150,656      969,589

Other assets                                             1,248,246      588,678
                                                        -----------------------
Total assets                                            $6,194,512   $5,535,881
                                                        =======================

Accounts payable and accrued liabilities                $  563,639   $  491,036

Income taxes payable                                       203,549      179,948

Notes payable and current portion
  of long-term obligations                               1,404,412      933,823
                                                        -----------------------
  Total current liabilities                              2,171,600    1,604,807

Deferred taxes on income                                   423,662      379,141

Long-term debt                                           1,914,989    2,030,551

Other noncurrent liabilities                                   777          777
                                                        -----------------------
  Total liabilities                                      4,511,028    4,015,276

Equity                                                   1,683,484    1,520,605
                                                        -----------------------
Total liabilities and equity                            $6,194,512   $5,535,881
                                                        =======================

Finance receivables are generally due in monthly, quarterly or semiannual installments over periods ranging from three to 15 years. In addition, 4% of the company's net finance assets represent secured commercial and private jet aircraft transactions with lease terms ranging from six to 24 years. The company considers its credit risk for these leases to be minimal since all aircraft lessees are making payments in accordance with lease agreements. The company believes any potential exposure in aircraft investment is mitigated by the value of the collateral as the company retains a security interest in the leased aircraft.

Maturities of gross finance receivables and notes payable for the finance operations are as follows:

                                        Gross finance    Notes payable, current
Years ending December 31                  receivables        and long-term debt
                                        ---------------------------------------
2001                                       $1,891,942                $1,404,412
2002                                          896,779                   201,825
2003                                          592,393                   536,394
2004                                          310,872                   102,621
2005                                          118,196                     2,825
Thereafter                                    223,206                 1,071,324
                                        ---------------------------------------
Total                                      $4,033,388                $3,319,401
                                        =======================================


Finance operations' net purchases of Pitney Bowes equipment amounted to $698.7 million, $694.8 million and $653.0 million in 2000, 1999 and 1998, respectively.

The components of net finance receivables were as follows:

December 31                                                   2000         1999
                                                        -----------------------
Gross finance receivables                               $4,033,388   $4,091,816
Residual valuation                                         447,271      498,386
Initial direct cost deferred                                53,243       53,439
Allowance for credit losses                                (97,351)    (104,721)
Unearned income                                           (862,755)    (851,793)
                                                        -----------------------
Net finance receivables                                 $3,573,796   $3,687,127
                                                        =======================

The company's net investment in leveraged leases is composed of the following elements:

December 31                                                   2000         1999
                                                        -----------------------
Net rents receivable                                    $1,277,024   $1,169,114
Unguaranteed residual valuation                            748,994      623,003
Unearned income                                           (875,362)    (822,528)
                                                        -----------------------
Investment in leveraged leases                           1,150,656      969,589
Deferred taxes arising from
  leveraged leases                                        (702,194)    (611,717)
                                                        -----------------------
Net investment in leveraged leases                      $  448,462   $  357,872
                                                        =======================

Following is a summary of the components of income from leveraged leases:

Years ended December 31                            2000        1999        1998
                                                -------------------------------
Pretax leveraged lease income                   $39,806     $35,954     $20,671
Income tax effect                                (3,019)      5,761       9,990
                                                -------------------------------
Income from leveraged leases                    $36,787     $41,715     $30,661
                                                ===============================


Leveraged lease assets acquired by the company are financed primarily through nonrecourse loans from third-party debt participants. These loans are secured by the lessee's rental obligations and the leased property. Net rents receivable represent gross rents less the principal and interest on the nonrecourse debt obligations. Unguaranteed residual values are principally based on independent appraisals of the values of leased assets remaining at the expiration of the lease.

Leveraged lease investments include $316.4 million related to commercial real estate facilities, with original lease terms ranging from 17 to 25 years, $302.4 million for ten aircraft transactions with major commercial airlines, with original lease terms ranging from 22 to 25 years and $228.8 million for rail and bus facilities with original lease terms ranging from 32 to 44 years. Also included are transactions involving locomotives, railcars and postal and telecommunications equipment, with a total investment of $303.0 million and original lease terms ranging from 15 to 38 years.

The company has sold net finance receivables with varying amounts of recourse in privately placed transactions with third-party investors. The uncollected principal balance of receivables sold and guarantee contracts totaled $458.5 million and $571.8 million at December 31, 2000 and 1999, respectively. The maximum risk of loss arises from the possible non-performance of lessees to meet the terms of their contracts and from changes in the value of the underlying equipment. Conversely, these contracts are supported by the underlying equipment value and creditworthiness of customers. As part of the review of its exposure to risk, the company believes adequate provisions have been made for sold receivables, which may be uncollectible.

The company has invested in various types of equipment under operating leases; the net investment at December 31, 2000 and 1999 was not significant.

16 | Business segment information

For a description of the company's reportable segments and the types of products and services from which each reportable segment derives its revenue, see "Overview" on page 33. That information is incorporated herein by reference. The information set forth below should be read in conjunction with such information. The accounting policies of the segments are the same as those described in the summary of significant accounting policies, with the exception of the items outlined below.

Operating profit of each segment is determined by deducting from revenue the related costs and operating expenses directly attributable to the segment. Segment operating profit excludes general corporate expenses, income taxes and net interest attributable to corporate debt. Interest from financial services businesses includes intercompany interest. Identifiable assets are those used in the company's operations and exclude cash and cash equivalents, short-term investments and general corporate assets. Long-lived assets exclude finance receivables, investment in leveraged leases and mortgage servicing rights.

Revenue and operating profit by business segment and geographic area for the years ended 1998 to 2000 were as follows:

                                                             Revenue
                                                 ------------------------------
(Dollars in millions)                              2000        1999        1998
                                                 ------------------------------
Business segments:
  Global Mailing                                 $2,836      $2,799      $2,557
  Enterprise Solutions                              862         803         742
                                                 ------------------------------
   Total Messaging Solutions                      3,698       3,602       3,299
  Capital Services                                  183         210         200
                                                 ------------------------------
Total                                            $3,881      $3,812      $3,499
                                                 ==============================

Geographic areas:
  United States                                  $3,234      $3,201      $2,937
  Outside the
   United States                                    647         611         562
                                                 ------------------------------
Total                                            $3,881      $3,812      $3,499
                                                 ==============================

                                                        Operating Profit
                                                 ------------------------------
(Dollars in millions)                              2000        1999        1998
                                                 ------------------------------
Business segments:
  Global Mailing                                   $847        $790        $653
  Enterprise Solutions                               73          52          47
                                                  -----------------------------
   Total Messaging Solutions                        920         842         700
  Capital Services                                   62          65          66
                                                  -----------------------------
Total                                              $982        $907        $766
                                                  =============================
Geographic areas:
  United States                                    $862        $803        $687
  Outside the
   United States                                    120         104          79
                                                  -----------------------------
                                                   $982        $907        $766
                                                  =============================

Additional segment information is as follows:

                                                 Years ended December 31
                                              -----------------------------
(Dollars in millions)                          2000        1999        1998
                                              -----------------------------

Depreciation and
  amortization:
  Global Mailing                              $ 187       $ 180       $ 179
  Enterprise Solutions                           30          31          26
                                              -----------------------------
   Total Messaging Solutions                    217         211         205
  Capital Services                               17          33          17
                                              -----------------------------
Total                                         $ 234       $ 244       $ 222
                                              =============================
Net interest expense:
  Global Mailing                              $  54       $  72       $  62
  Enterprise Solutions                            1           1           1
                                              -----------------------------
   Total Messaging Solutions                     55          73          63
  Capital Services                               71          60          77
                                              -----------------------------
Total                                         $ 126       $ 133       $ 140
                                              =============================

Net additions to
  long-lived assets:
  Global Mailing                              $ 171       $ 166       $ 178
  Enterprise Solutions                           45          28          23
                                              -----------------------------
   Total Messaging Solutions                    216         194         201
  Capital Services                              (23)          7          17
                                              -----------------------------
Total                                         $ 193       $ 201       $ 218
                                              =============================



                                                             December 31
                                                         ------------------

(Dollars in millions)                                      2000        1999
                                                         ------------------

Identifiable assets:
  Global Mailing                                         $3,299      $4,277
  Enterprise Solutions                                      439         364
                                                         ------------------
   Total Messaging Solutions                              3,738       4,641
  Capital Services                                        3,066       2,188
                                                         ------------------
Total                                                    $6,804      $6,829
                                                         ==================


Identifiable long-lived assets by
  geographic areas:
  United States                                          $1,372      $1,389
  Outside the United States                                 179         215
                                                         ------------------
  Total                                                  $1,551      $1,604
                                                         ==================



Reconciliation of segment amounts to consolidated totals:

                                                 Years ended December 31
                                              -----------------------------
(Dollars in millions)                          2000        1999        1998
                                              -----------------------------

Operating profit:
  Total operating profit for
   reportable segments                        $ 982       $ 907       $ 766
  Unallocated amounts:
   Net interest (corporate
     interest expense, net of
     intercompany transactions)                 (66)        (38)        (11)
   Corporate expense                            (94)        (95)        (96)
   IT reorganization charge                     (19)         --          --
   USPS Settlement                               --          50          --
                                              -----------------------------
Income from continuing
  operations before
  income taxes                                $ 803       $ 824       $ 659
                                              =============================

Net interest expense:
  Total interest expense for
   reportable segments                        $ 126       $ 133       $ 140
  Net interest (corporate
   interest expense, net
   of intercompany
   transactions)                                 66          38          11
                                              -----------------------------
Consolidated net interest
  expense                                     $ 192       $ 171       $ 151
                                              =============================

Depreciation and
  amortization:
  Total depreciation and
   amortization for
   reportable segments                        $ 234       $ 244       $ 222
  Corporate depreciation                         13          13          14
  Discontinued operations                        74         155         125
                                              -----------------------------
Consolidated depreciation
  and amortization                            $ 321       $ 412       $ 361
                                              =============================

Net additions to
  long-lived assets:
  Total additions for
   reportable segments                        $ 193       $ 201       $ 218
  Unallocated amounts                            24          10           6
  Discontinued operations                        89         105         101
                                              -----------------------------
Consolidated additions to
  long-lived assets                           $ 306       $ 316       $ 325
                                              =============================

                                              December 31
                                           ------------------
(Dollars in millions)                        2000        1999
                                           ------------------

Total assets:
  Total identifiable assets
   by reportable segments                  $6,804      $6,829
  Cash and cash equivalents and
   short-term investments                     214         257
  General corporate assets                    478         217
  Discontinued operations                     405         920
                                           ------------------
Consolidated assets                        $7,901      $8,223
                                           ==================


17    Fair value of financial instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

Cash, cash equivalents, short-term investments, accounts receivable, accounts payable and notes payable

The carrying amounts approximate fair value because of the short maturity of these instruments.

Investment securities

The fair value of investment securities is estimated based on quoted market prices, dealer quotes and other estimates.

Loans receivable

The fair value of loans receivable is estimated based on quoted market prices, dealer quotes or by discounting the future cash flows using current interest rates at which similar loans would be made to borrowers with similar credit ratings and similar remaining maturities.

Long-term debt

The fair value of long-term debt is estimated based on quoted dealer prices for the same or similar issues.

Interest rate swap agreements and foreign currency exchange contracts

The fair values of interest rate swaps and foreign currency exchange contracts are obtained from dealer quotes. These values represent the estimated amount the company would receive or pay to terminate agreements taking into consideration current interest rates, the creditworthiness of the counterparties and current foreign currency exchange rates.

Residual, conditional commitment and financial guarantee contracts

The fair values of residual and conditional commitment guarantee contracts are based on the projected fair market value of the collateral as compared to the guaranteed amount plus a commitment fee generally required by the counterparty assuming the guarantee. The fair value of financial guarantee contracts represents the estimate of expected future losses.

Transfer of receivables with recourse

The fair value of the recourse liability represents the estimate of expected future losses. The company periodically evaluates the adequacy of reserves and estimates of expected losses; if the resulting evaluation of expected losses differs from the actual reserve, adjustments are made to the reserve.

The estimated fair value of the company's financial instruments at December 31, 2000 is as follows:

                                                      Carrying            Fair
                                                       value/(a)/         value
                                                   ----------------------------

Investment securities                                $    18,356    $    18,921
Loans receivable                                     $   394,241    $   405,288
Long-term debt                                       $(2,395,995)   $(2,416,755)
Interest rate swaps                                  $      (632)   $     9,687
Foreign currency
  exchange contracts                                 $       270    $    (3,717)
Transfer of receivables with
  recourse                                           $   (33,129)   $   (33,129)
                                                   -----------------------------

/(a)/ Carrying value includes accrued interest and deferred fee income, where applicable.

The estimated fair value of the company's financial instruments at December 31, 1999 is as follows:

                                                Carrying               Fair
                                                 value/(a)/           value
                                               ----------------------------

Investment securities                          $     14,748     $     16,380
Loans receivable                               $    614,712     $    625,582
Long-term debt                                 $ (2,225,165)    $ (2,223,452)
Interest rate swaps                            $       (272)    $    (13,740)
Foreign currency
  exchange contracts                           $      1,240     $       (489)
Residual, conditional
  commitment and financial
  guarantee contracts                                    --     $     (5,800)
Transfer of receivables with
  recourse                                     $    (64,662)    $    (64,662)
                                               -----------------------------

/(a)/ Carrying value includes accrued interest and deferred fee income, where applicable.

18   Quarterly financial data (unaudited)

Summarized quarterly financial data (dollars in millions, except for per share data) for 2000 and 1999 follows:

                                                                 Three Months Ended
                                              ------------------------------------------------------
2000                                           March 31         June 30      Sept. 30        Dec. 31
                                              ------------------------------------------------------
Total revenue                                   $   945         $   998       $    960      $    978
Cost of sales and rentals
   and financing                                $   358         $   376       $    351      $    363
Income from continuing
   operations                                   $   134         $   146       $    145      $    138
Discontinued operations                              18              20             16            10
Cumulative effect of
   accounting change                                 (5)             --             --            --
                                              ------------------------------------------------------
Net income                                      $   147         $   166       $    161      $    148
                                              ======================================================
Basic earnings per share:
   Continuing operations                        $   .51         $   .57       $    .57      $    .55
   Discontinued operations                          .07             .07            .06           .04
   Cumulative effect of
     accounting change                             (.02)             --             --            --
                                              ------------------------------------------------------
Net income                                      $   .56         $   .64       $    .63      $    .59
                                              ======================================================

Diluted earnings per share:
   Continuing operations                        $   .50         $   .56       $    .57      $    .55
   Discontinued operations                          .07             .08            .06           .04
   Cumulative effect of
     accounting change                             (.02)             --             --            --
                                              ------------------------------------------------------
Net income                                      $   .55         $   .64       $    .63      $    .59
                                              ======================================================


                                                                 Three Months Ended
                                               -----------------------------------------------------
1999                                           March 31         June 30       Sept. 30       Dec. 31
                                               -----------------------------------------------------
Total revenue                                   $   897         $   951       $    937      $  1,026
Cost of sales and rentals
   and financing                                $   354         $   371       $    363      $    380
Income from continuing
   operations                                   $   114         $   133       $    163      $    153
Discontinued operations                              28              (3)            23            25
                                               -----------------------------------------------------
Net income                                      $   142         $   130       $    186      $    178
                                              ======================================================
Basic earnings per share:
   Continuing operations                        $   .42         $   .49       $    .61      $    .58
   Discontinued operations                          .11            (.01)           .09           .09
                                               -----------------------------------------------------
Net income                                      $   .53         $   .48       $    .70      $    .67
                                              ======================================================

Diluted earnings per share:
   Continuing operations                        $   .42         $   .49       $    .60      $    .57
   Discontinued operations                          .10            (.01)           .09           .09
                                               -----------------------------------------------------
Net income                                      $   .52         $   .48       $    .69      $    .66
                                              ======================================================

The sum of the quarters of 2000 and 1999 may not equal the annual amount due to rounding.

Report of Independent Accountants

To the Stockholders and Board of Directors of Pitney Bowes Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Pitney Bowes Inc. and its subsidiaries at December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Stamford, Connecticut
January 22, 2001

Stockholder Information

World Headquarters
Pitney Bowes Inc.
1 Elmcroft Rd.
Stamford, CT 06926-0700
(203) 356-5000
www.pitneybowes.com

Annual Meeting

Stockholders are cordially invited to attend the 2001 Annual Meeting at 9:00 a.m., Monday, May 14, 2001, at Pitney Bowes World Headquarters in Stamford, Connecticut. Notice of the meeting and proxy information will be mailed to stockholders of record as of March 16, 2001.

10-K Report

The Form 10-K report, to be filed by Pitney Bowes with the Securities and Exchange Commission, will provide certain additional information. Stockholders may obtain copies of this report without charge by writing to:

MSC 6140
Investor Relations
Pitney Bowes Inc.
1 Elmcroft Rd.
Stamford, CT 06926-0700

Stock Exchanges

Pitney Bowes common stock is traded under the symbol "PBI." The principal market it is listed on is the New York Stock Exchange. The stock is also traded on the Chicago, Philadelphia, Boston, Pacific and Cincinnati stock exchanges.

Comments concerning the Annual Report should be sent to:

MSC 6309
Director Corporate Marketing and Advertising
Pitney Bowes Inc.
1 Elmcroft Rd.
Stamford, CT 06926-0700

Investor Inquiries

All investor inquiries about Pitney Bowes should be addressed to:

MSC 6140
Investor Relations
Pitney Bowes Inc.
1 Elmcroft Rd.
Stamford, CT 06926-0700

Transfer Agent and Registrar:

First Chicago Trust Company of New York, a division of EquiServe LP
PO Box 2500
Jersey City, NJ 07303-2500

Stockholders may call EquiServe at (800) 648-8170.
www.equiserve.com

Stockholder Inquiries

Communications concerning transfer requirements, lost certificates, dividends, change of address or other stockholder inquiries may be made by calling (800) 648-8170, TDD phone service for the hearing impaired (201) 222-4955, for foreign holders (201) 324-1225, or by writing to the address above.

Dividend Reinvestment Plan

Owners of Pitney Bowes Inc. common stock may purchase common stock, $1 par value, with their dividends through the Dividend Reinvestment Plan. A prospectus and enrollment card may be obtained by calling (800) 648-8170 or by writing to the agent at the address above.

Direct Deposit of Dividends

For information about direct deposit of dividends, please call (800) 648-8170 or write to the agent at the address above.

Duplicate Mailings

If you receive duplicate mailings because you have more than one account listing, you may wish to save your company money by consolidating your accounts. Please call (800) 648-8170 or write to the agent at the address above.

Stock Information
Dividends per common share


Quarter                                       2000       1999
-------------------------------------------------------------
First                                      $  .285    $  .255
Second                                        .285       .255
Third                                         .285       .255
Fourth                                        .285       .255
-------------------------------------------------------------
Total                                      $ 1.140    $ 1.020
=============================================================

Quarterly price ranges of common stock


                                                    2000
Quarter                                       High        Low
-----------------------------------------------------------------
First                                          54 1/8      41
Second                                         47          35 5/8
Third                                          40 7/16     33 3/4
Fourth                                         39 3/8      24

                                                    1999

Quarter                                       High        Low
-----------------------------------------------------------------
First                                          71 3/16     60 1/16
Second                                         73 5/16     61 9/16
Third                                          72 1/2      55 3/4
Fourth                                         63 13/16    40 7/8

Trademarks
ClickStamp, Paragon, and Postage By Phone are all registered trademarks of Pitney Bowes Inc.

  4 Series, 5 Series, AddressRight, Conquest, D3, DM200, DM300, Insite, IntelliLink, PBShip, PB Supplies Online, and SmartMailer are all trademarks or service marks of Pitney Bowes Inc.

  Business Rewards, Postal Privilege and Purchase Power are registered trademarks or service marks of Pitney Bowes Financial Services. PitneyWorks is a service mark of Pitney Bowes Financial Services.

  All other trademarks or service marks are owned by their respective companies.

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